UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Corporate Bylaws of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: January 12, 2018

Item 1

BANK BYLAWS (AS ISSUER)

BANCO SANTANDER (MEXICO), S.A.B.,

INSTITUCION DE BANCA MULTIPLE

GRUPO FINANCIERO SANTANDER MÉXICO

CORPORATE BYLAWS

CHAPTER I

NAME, CORPORATE PURPOSE, DURATION, ADDRESS AND NATIONALITY

FIRST. The Society is named Banco Santander (México). This name shall be followed by the words Sociedad Anónima or its acronym S.A., and Institución de Banca Múltiple (multiple banking institution) and the legend Grupo Financiero Santander México.

Pursuant to the terms of Chapter III of Title Second of the Law on Credit Institutions and the Rules for the establishment of Subsidiaries of Foreign Financial Institutions, the Society is a Subsidiary.

All the terms defined by the regulations above shall have the same meaning herein.

SECOND. Corporate Purpose.

The society shall have the purpose of providing bank and credit services according to the provisions of the Law on Credit Institutions and, accordingly, it may perform all the transactions and provide all the banking services mentioned in Article 46 of said Law, under any modality, pursuant to all other applicable legal and administrative regulations and in accordance to banking and trade sound practices.

Due to the above, the Society may only carry out the following transactions pursuant Article 46 of the Law on Credit Institutions:

I. Reception of bank deposits of money:

a) Demand deposits;

b) Withdrawable of previously specified days;

c) deposits of savings and

d) Term deposits or with previous notice.

II. Acceptance of loans and credits;

III. Issue of banking bonds;

IV. Issue of subordinated debentures;

V. Carry out deposits in foreign credit institutions and financial entities;

VI. Carry out discounts and provide loans or credits;

VII. Issue credit cards based in current account credit agreements;

BANK BYLAWS (AS ISSUER)

VIII. Assumption of third parties' obligations based in credits conceded, via the granting of Banker's Acceptances, endorsement or guarantee of credit instruments as well as issue of a letter of credit;

IX. Operate securities pursuant to the provisions of the Law on Credit Institutions and the Exchange Market Law;

X. Promote the organization and transformation of every type of companies or trade corporations and subscribe and maintain share stocks or interest on them pursuant to the terms of the Law on Credit Institutions;

XI. Operate trade documents on its own account;

XII. To carry out on its own account or on third parties' account, transactions with gold, silver and currencies, including currencies repurchase agreements.

XIII. Provide the service of safe deposit box;

XIV. Issue letters of credit after receiving the corresponding amount, grant credits and perform payments on behalf of customers;

XV. Carry out the trust transactions mentioned in the General Law on Credit Securities and Transactions and perform mandates and commissions.

XVI. The Society may carry out transactions with itself in order to fulfill trusts, mandates or commissions; whenever authorized by the Central Bank of Mexico via general rules stipulating requirements, terms and conditions for the promotion of the abovementioned transactions to be performed according to the market conditions in effect at the moment of their execution as well as to avoid conflicts of interest;

XVII. Reception of deposits for their management or custody or as guarantee in account of third parties; securities or instruments and in general trade documents.

XVIII. Act as common representative of the holders of credit securities;

XIX. Provide the service of safe-box and treasury regarding credit securities, on behalf of the issuers;

XX. Keep accounting books and books of minutes and registration of companies and corporations;

XXI. Hold the title of Executor;

XXII. Act as Receiver, or carry out the judicial or extrajudicial settlement of negotiations, establishments, bankruptcies or inheritances;

BANK BYLAWS (AS ISSUER)

XXIII. Carry out appraisals which will have the same probatory value the laws grants to those ones performed by public broker or expert ;

XXIV. Acquire movable and immovable assets as required for the achievement of the corporate purpose and to sell them when convenient;

XXV. To execute agreements of financial lease and to acquire the goods that are to be the subject matter of such agreements;

XXVI. To perform derivative transactions pursuant to the technical and operative provisions issued by the Central Bank of Mexico that stipulate the characteristics of such transactions, such as types, terms, counterparties, underlying, guarantees and terms of settlement;

XXVII. Carry on transactions of financial factoring;

XXVIII. Issue and circulate any means of payment the Central Bank of Mexico determines, pursuant to the technical and operative provisions issued by the Central Bank of Mexico which stipulate, among other characteristics, their use, amount and term, in order to promote the use of different means of payment;

XXIX. Participate in the procurement of insurance services pursuant to the provisions in the General Law of Mutual Insurance Companies and Societies and the general regulations stated in such Law;

XXX. Those similar or related authorized by the Ministry of Treasury and Public Credit, taking into account the opinion of the Central Bank of Mexico and the la National Banking and Exchange Commission;

XXXI. Agree with third parties, including, including other credit institutions or financial entities, the provision of the services that result necessary for its operations as well as the commissions for the performance of the transactions stipulated in paragraphs I to XXX above, pursuant to the provisions of article 46 Bis 1 of the Law on Credit Institutions;

XXXII. Pursuant to the terms of article 13 of the Law for the Regulation of Financial Groups, the Society can (i) act jointly before the public, offer complementary services and call itself a member of Grupo Financiero Santander México, S.A. de C.V.; (ii) use equal or similar names that may identify it as a member of Grupo Financiero Santander México, S.A. de C.V.; and, (iii) Carry out transactions via offices and branches of customer service or other financial entities that are members of Grupo Financiero Santander México, S.A. de C.V., according to the provisions in the Single Chapter of Title Four of the Law for the Regulation of Financial Groups..

THIRD. Development of the corporate purpose .

In order to fulfill its corporate purpose, the society may:

BANK BYLAWS (AS ISSUER)

I. Acquire, sell, own, lease, provide usufruct rights and in general use and administrate under any title, every type of rights and movable and immovable assets that are necessary or convenient for the achievement of the corporate purpose and the fulfillment of goals;

II. Provide banking services pursuant to the bank customs and practices via every type of equipment, electronic or optical means or any other technology, automated systems for data processing and telecommunications networks, public or private ones, pursuant to the applicable legal provisions;

III. Act as shares distributor of Investment Funds, pursuant to the provisions of article 40 of the Law on Investment Funds and the applicable general rules, and

IV. Carry out all the necessary or convenient legal acts for the performance of activities and the achievement of the corporate purpose.

FOURTH. Duration. The duration of the society shall be indefinite.

FIFTH. Domicile. The address of the society is Mexico City and it may establish branches, agencies and offices in other locations of the Mexican republic, or agree domiciles of service without that meaning a change of domicile. The society may not establish subsidiaries or branches out of the Mexican territory.

SIXTH. Nationality. The society is Mexican. Every foreigner acquiring an interest or corporate share at the moment of incorporation of the society or afterwards shall be considered Mexican by virtue of that mere act and it shall be understood that he/she agrees no to invoke the protection of his/her government, and the failure to do this shall be punished with the loss of such interest or corporate share for the benefit of the Mexican Nation.

CHAPTER II

CAPITAL STOCK, STOCKHOLDERS AND STOCKS

SEVENTH. Capital Stock. The Society shall have a capital stock of $________________ represented by a total amount of _____________________ stocks with a nominal value of $_______ each one; divided in ______________________________ stocks of "F" Series and _____________________________________________ stocks of "B" Series.

Capital stock fully paid and subscribed amounts $_________________________, represented by a total of _________________________________ stocks with nominal value of $___________________ each one, divided in ___________________________________ stocks of "F" Series and ____________________________ stocks of "B" Series.

The Society may issue unsubscribed and unpaid stocks which shall be maintained in the treasury of the society, on the understanding that the Stockholders' Meeting or the Board of Directors of the society, indistinctly, shall have the power to out those stocks in circulation pursuant to the terms of articles 12 last paragraph of the Law on Credit institutions and 97 of the General Law on Trade Companies. In addition, pursuant to the provisions in article 53 of the Law of Exchange Market, if such stocks from the fixed or variable portion of the capital stock are to be placed among investors, the following requirements shall be fulfilled:

BANK BYLAWS (AS ISSUER)

I.	The extraordinary Stockholders' Meeting of the Society shall approve the maximum amount of increment in the capital stock and the conditions under which the corresponding issue of stocks are to be performed.

II.	Such stocks shall be registered in the National Registry of Securities of the National Banking and Exchange Commission and their subscription shall be carried out by public offer, in both cases, pursuant to the provisions of the Law on Exchange Market and related general provisions.

III.	The amount of subscribed and paid-in capital of the Society shall be announced in the publicity that makes reference to the authorized capital stock of the society, represented by the issued and non-subscribed stocks.

With respect to capital increases via public offers according to the provisions in the paragraphs above, preemptive rights mentioned in article 132 of the General Law on Trade Companies and these corporate bylaws shall not be applicable.

At least once a year, the society shall determine if the capital stock is sufficient to cover potential losses pursuant to the provisions of article 50 bis of the Law on Credit Institutions.

EIGHTH. Minimum Capital Stock. The minimum subscribed and paid-in capital stock of the society shall be the equivalent in Mexican pesos to ninety million Investment Units.

The amount of minimum capital stock the society has shall be subscribed and paid no later than the last working day of the corresponding year. To this end, the value of the Investment Units of December 31 of the previous year shall be the one considered. The minimum capital shall be fully paid. When the capital stock exceeds the minimum, at least fifty percent shall be paid, on the understanding that this percentage shall not be less than the stipulated minimum amount. Whenever the society announces the capital stock, the society shall always announce as well the paid-in capital.

The society shall only be obliged to constitute the capital reserves stipulated by the Law on Credit Institutions and the administrative rules derived from this Law in order to assure the solvency of the society, protect the payment system and the savings of the public.

NINTH. Stocks. The stocks representing the capital stock shall be nominative and of the same value; within each series, they shall grant to the holders the same rights and obligations; they shall be fully paid in cash if they are subscribed, or paid in kind if approved by the National Banking and Exchange Commission and they shall be divided in two Series, as follows:

I.	The "F" Series which always shall represent, at least, the fifty one percent of the capital stock, and

II.	The "B" Series, which may represent up to forty nine percent of the capital stock.

BANK BYLAWS (AS ISSUER)

TENTH. Stock Certificates. Stocks shall be represented by definitive certificates and, until these are issued, stocks shall be represented by provisional certificates.

Certificates shall cover on an independent basis the stocks of each one of the outstanding series; they shall be identified with a consecutive number; they shall include the legends mentioned in article 125 of the General Law on Trade Companies and the transcription mentioned in article 32 of the Law on Foreign Investment as well as the articles 6, 11 (where applicable), 12, 13, 14, 1 and 19 of these corporate bylaws and the assumptions and acts mentioned in articles 29 Bis 1, 29 Bis 2, 29 Bis 4, 29 Bis 13 and 156 to 163, as well as the express consents mentioned in articles 29 Bis 13 and 154 to 164 of the Law on Credit Institutions; and they shall near the signatures of two directors; said signatures may be autograph or facsimiles; in the case of facsimile signatures, the original signatures shall be deposited in the Public Registry of Commerce of the domicile of the company and all other requirements that pursuant to the applicable regulations shall be included.

Stocks may be represented by multiple certificates or by a single certificate covering part or all the stocks representing the capital stock pursuant to the article 282 of the Law on Exchange Market. Likewise, stocks may be issued electronically as data message with advanced electronic signature according to the provisions in the Code of Commerce and pursuant to the general regulations issued by the Central Bank of Mexico under said article 282 of the Law on Exchange Market, and even certificated issued in printed form may be replaced by electronic means pursuant to the terms of the abovementioned laws and general rules.

ELEVENTH. Holders of Stocks. Any individual or corporation may, in one or several concurrent or consecutive transactions, acquire "B" series stocks of the capital stock of the society provided that the provisions of article 17 of the Law on Credit Institutions are fulfilled.

Whenever someone pretends to acquire directly or indirectly more than five percent of the paid-in ordinary capital stock or to provide guarantee on the stocks representing such percentage, the previous authorization of the National Banking and Exchange Commission shall be obtained and such authorization will be granted at the Commission's discretion, and to that end, the opinion of the central Bank of Mexico shall be taken into consideration.

In these cases, the persons that pretend to carry out the acquisition or abovementioned affectation shall prove that they fulfill the requirements stipulated in paragraph II of article 10 of the Law on Credit Institutions as well as to provide the Commission with the information that, for that purpose and with the previous approval of the Governance Body, is established via general rules always looking for the sound development of the banking system.

If one individual or a group of persons, stockholders or not, pretend to acquire twenty percent or more of the stocks or more of the "B" series stocks of the capital stocks of the multiple banking institution or to obtain the control of the institution, the previous authorization of the National Banking and Exchange Commission shall be obtained and this authorization may be granted at the Commission's discretion, previous positive opinion of the Central Bank of Mexico. For the purposes of this article, control shall be understood as it is defined in paragraph II of article 22 Bis of the Law on Credit Institutions.

BANK BYLAWS (AS ISSUER)

Such request shall include the following;

I. A list or information on the person or persons that pretend to gain control of the society, accompanied by the information that proves the fulfillment of the requirements stipulated in paragraph II of article 10 of the Law on Credit Institutions.

II. A list of the directors and executives to be designated in the society they pretend to acquire the abovementioned percentage or to obtain control, along with the information that proves that the persons fulfill the requirements stipulated in the Law on Credit Institutions for said titles.

III. General plan of organization of the society, including the features mentioned in article 10, fraction IV of the Law on Credit Institutions; and

IV. Strategic program for the organization, management and internal control of the Society.

All other related documents required by the National Banking and Exchange Commission in order to assess the corresponding application.

The Society shall refrain, when applicable, from carrying out the registration in the registry mentioned in articles 128 and 129 of the General Law on Trade Companies on transfer of stocks performed in violation of the provisions in articles 13, 17, 45G and 45H of the Law on Credit Institutions and the Society shall inform this matter to the National Banking and Exchange Commission within the 5 (five) working days following the date the Society knows this fact.

The abstention mentioned above shall not give origin to the liability stipulated in article 129 of the General Law on Trade Companies.

Acquisitions of stocks and all other legal acts performed in order to obtain the control of the society in violation of the provisions of articles 17, 45G and 45H of the Law on Credit Institutions, shall be null and without effect until it is proven that the corresponding authorization has been granted, therefore, the persons that acquired or negotiated such stocks may not enforce corresponding the corporate and patrimonial rights. Once the applicable authorizations have been obtained, the abovementioned acquisitions and acts shall be valid.

Notwithstanding the provisions in the paragraph above, the following shall be observed:

1. "F" series stocks may be acquired only by Grupo Financiero Santander México, S.A.B. de C.V., or, directly or indirectly by Banco Santander, S.A., (España) unless such stocks are transferred as guarantee or property to the Institute for the Protection of Bank Savings. These stocks may only be sold previous authorization of the National Banking and Exchange Commission. When the transfer of stocks is as guarantee or property to the Institute for the Protection of Banking savings, the authorization of the Commission shall not be required, and

2. "B" Series stocks shall be free to be subscribed and subject to the provisions of the Law on Credit Institutions for "O" series stocks.

BANK BYLAWS (AS ISSUER)

Persons acquiring or transferring "B" series stocks representing more than two percent, shall provide notice to the National Banking and Exchange Commission within the 3 (three) working days following their acquisition or transfer.

Foreign governments cannot participate, directly or indirectly, in the capital stock of the society, unless in the cases stipulated in 13 of the Law on Credit Institutions.

TWELFTH. Effect on security shares. The mere holding of stocks of the society implies the full consent of stockholders to, when applicable, provide their stocks as guarantee to the Institute for the Protection of Banking Savings.

For the purposes above, stockholders acknowledge and accept that the timely payment of the financial supports the Institute for the Protection of Banking Savings grants to the society via loans, shall be guaranteed with voting stocks representing the ordinary capital stock of the society, and such stocks shall be deposited to the account said Institute maintains in any of the institutions for the deposit of securities authorized pursuant to the provisions of the Law on Exchange Market. The corresponding transfer shall be requested by the CEO of the society or whoever performs these functions.

If the CEO of the society or whoever performs these functions fails to provide the guarantee mentioned in the paragraph above, the corresponding institution for the deposit of securities shall constitute the guarantee on such stocks pursuant to the terms of article 35 of the Law for the Protection of Banking Savings, and the written request from the Executive Secretary of the Institute for the Protection of Banking Savings shall be sufficient for carrying out this action.

Until the guaranteed commitments derived from the support granted by the Institute for the Protection of Banking Savings are fulfilled, the enforcement of the property and corporate rights inherent to the stocks representing the capital stock shall correspond to said Institute. The guarantee granted to the Institute for the Protection of Banking Savings shall be considered as public interest and preferential over any right established on said securities. The product derived from the enforcement of the property rights shall be subject to the payment of the amounts owed to the Institute for the Protection of Banking Savings.

If the obligations derived from the financial support granted by the Institute for the Protection of Banking Savings are not fulfilled, the Institute may enforce the guarantee, considering that the value of the corresponding stocks is the carrying amount of said stocks in the financial statement derived from the revisions performed by the National Banking and Exchange Commission. Any remnant shall be delivered to the former stockholders within a term no longer than 90 (ninety) working days.

The stocks mentioned in the paragraph above shall be fully transferred to be property of the Institute for the Protection of Banking Savings. Former stockholders can only object the adjudication value. To this end, the stockholders shall appoint a common representative who shall participate in the procedure to designate, by common agreement with the Institute, a third party who shall issue an opinion with respect to the carrying value of said stocks.

If the society needs to be capitalized in order to recover stability, the Institute for the Protection of Banking Savings, enforcing the corporate rights of stocks pursuant to article 37 of the Law for the Protection of Banking Savings, or after the adjudication of said stocks, may perform the necessary capital contributions pursuant to the following:

BANK BYLAWS (AS ISSUER)

I. It shall perform the necessary actions in order to apply to the stockholders' equity of the society the positive items for the absorption of losses.

II. Once the application mentioned above is performed, the Institute shall reduce the capital stock and it shall perform an increment subscribed and paid by the Institute for the Protection to Banking Savings; and

III. Once the Institute for the Protections of Banking Savings has performed capital contributions, the former stockholders shall be granted with the right to acquire stocks pursuant to the percentages they possessed the date the Institute subscribed and paid the new securities, after paying the corresponding losses.

For the purposes of the paragraph above, the Institute for the Protection of Banking Savings shall publish the capital contribution performed. Stockholders mentioned in paragraph III above shall have a term of 30 days from such publication to acquire from the Institute the corresponding stocks.

Certificates representing stocks of the society shall include also the provisions in the articles of the Law for the Protection of Banking Savings mentioned above.

THIRTEENTH. Paid-in Capital Contribution. The stocks representing the unpaid portion of the capital stock shall be maintained in the treasury of the society; the Board of Directors shall have the power to issue such stocks in the form, moments, conditions and amounts the Board considers convenient, via capitalization of reserves or against the cash payment of their nominal value, as determined by said body. In the case of capital increments via capitalization of reserves, the provisions of article 116 of the Law on Trade Companies shall apply.

The resolution of the Extraordinary General Stockholders' Meeting to increase the capital stock shall be published at least once in the Federal Official Gazette and in a newspaper of mayor circulation in the domicile of the society.

FOURTEENTH. Decrement of capital stock. The capital stock may be reduced by resolution of the Extraordinary General Stockholders' Meeting, on the understanding that such decrement shall not leave the capital stock in an amount lower to the one stipulated by the National Banking and Exchange Commission as minimum capital for multiple banking institutions.

FIFTEENTH. Preemptive rights.

In the case of increments in the capital stock, all the stockholders of the society shall have, accordingly to the number of stocks of the corresponding series with respect to the total number of stocks issued and subscribed of that series before the increment, the preferential right to subscribe an amount of stocks sufficient to keep their stock ownership, except when:

I.	The issue of stocks is made pursuant to article 53 of the Law on Exchange Market.

BANK BYLAWS (AS ISSUER)

II.	Treasury stocks placed again in the investors market pursuant to article 56 of the Law on Exchange Market and these corporate bylaws.

III.	Those derived from conversion of liabilities or any other debt securities, equity securities or those having both characteristics issued by the Society as stocks, previous authorization of the Extraordinary General Stockholders' Meeting.

IV.	Merger of the Society.

V.	In any case of increment in the capital stock derived from cash payment or in kind or by capitalization of liabilities, the society shall not be obliged to get the stocks of any series or type or any foreign securities representing them, to be registered before other authorities than the securities authorities of the United States of Mexico, therefore, the Society shall not be obliged to accept their subscription and payment from the stockholders if such acceptance derives in any obligations for the Society under the abovementioned terms.

The preemptive right stated in the paragraph above shall be enforced by stockholders within a term of 15 calendar days following the date of publication in the electronic system established by the Ministry of Economy, the resolution of the meeting where the increment of capital stock was approved. This preemptive right shall be enforced according to the rules established by the Board of Directors.

SIXTEENTH. Deposits and registration of stocks. Provisional certificates and stock certificates shall be deposited in any of the institutions for the deposit of securities and in no case these institutions are obliged to deliver them to the holders.

The society shall maintain a book of registry of stocks where the registrations mentioned in articles 128 and 129 of the General Law on Trade Companies and the persons registered in such registry are the ones to be considered holders of the stocks.

Pursuant to the provisions in article 290 of the Law on Exchange Market, the registry mentioned in the paragraph above may be replaced by entries carried out by the institutions for the deposit of securities, complemented with the lists stipulated by the same regulation.

The society shall refrain from carrying out the registry mentioned in articles 128 and 129 of the General Law on Trade Companies with respect to transfers of stocks performed in violation of the provisions in articles 13, 14, 17, 45 G and 45 H of the Law on Credit Institutions, and they shall report such event to the National Banking and Securities Commission within 5 (five) working days following the date they know this event. Whenever the acquisitions and all other legal acts via which stocks representing the capital stock of the society are obtained directly or indirectly violate the provisions in articles 13, 14, 17, 45 G and 45 H of the Law on Credit Institutions, the property and corporate rights inherent to those stocks of the society shall be suspended and cannot be enforced until it is proved that the corresponding authorization has been obtained and the requirements of the Law on Credit Institutions have been fulfilled.

SEVENTEENTH. Acquisition of own stocks. Pursuant to article 56 of the Law on Exchange Market, the society may acquire stocks representing its own capital stock without applying the prohibition stipulated in the first paragraph of article 134 of the General Law on Trade Companies, provided that:

BANK BYLAWS (AS ISSUER)

1. the acquisition is carried out in a domestic stock exchange.

2. The acquisition and, when applicable, the sale in the stock market, is performed at market price unless it is a public offer or bid authorized by the National Banking and Exchange Commission.

3. The acquisition is performed against the stockholders' equity and in this case they shall be kept as own stocks without need to carry out a decrement of capital stock, or, against the capital stock and in that case they will turn into non-subscribed stocks, kept in treasury, without need of a meeting's resolution.

4. The amount of subscribed and paid-in capital shall be announced when the authorized capital represented by issued and non-subscribed stocks is published.

5. The ordinary general stockholders' meeting expressly approves, for each year, the maximum amount of resources to be allocated for the purchase of own stocks, with the only limitation that the total resources destined to this purpose shall not exceed the total balance of net profit of the society, including retained earnings.

6. The society is on good standing in the payment of the obligations derived from debt securities registered in the National Registry of Securities.

7. The acquisition or sale of stocks shall never cause the percentages mentioned in article 54 of the Law on Exchange Market to be exceeded nor to violate the requirements of maintaining the listing in the stock exchange where the securities are listed.

Own stocks belonging to the society or, stocks issued and not subscribed maintained in treasury may be placed among the investors without need of resolution of the stockholders' meeting or the Board of Directors. For this purpose, the provisions in article 132 of the General Law on Trade Companies shall not apply.

Meanwhile, the stocks belonging to the society cannot be represented or voted in stockholders' meetings nor corporate or economic rights of any type may be enforced.

Acquisitions or sales, reports on such transactions that are to be presented to the stockholders' meeting, rules of disclosure in the information and the form and terms under which these transactions are to be informed to the National Banking and Exchange Commission shall be subject to the general regulations issued by the same Commission.

EIGHTEENTH. The Institution may issue equity securities pursuant to the provisions in Annex 1S of the General Rules applicable to Credit Institutions with regard to the conditions for considering the stocks representing capital stock of Institutions and the Equity Securities as a complementary portion, and, when applicable, the corresponding rules that may replace them.

BANK BYLAWS (AS ISSUER)

In order to issue any equity security, the Institution shall fulfill the abovementioned provisions and, in addition, it shall include the specific characteristics and the conditions for the conversion into stocks or, the conditions for the cancellation or referral as applicable, both in the issue certificate and in the corresponding certificates as well as in prospectus and any other instrument documenting the corresponding issue. To this end, and pursuant to the abovementioned provisions, the Institutions shall adopt any of the following options of Paragraph IX of said rules, for each one of the titles according to their nature:

a)	In case of titles convertible to stocks or securities in ordinary stock of the Institution, without considering this act as a violation, the provisions in section a) of paragraph IX of the abovementioned regulations which, among other provisions, stipulates that: (i) when the result of dividing the Basic Equity 1 by the Total Weighted Assets of the Institutions is four point five percent or lower; (ii) when the Commission notifies the Institution that any of the events mentioned in fraction IV or V of article 28 of Article 28 of the Law on Credit Institutions have occurred and the Institutions does not resolve this within the term stipulated in article 29 bis or the Institutions does not invoke the regime of conditioned operation or the capital is not reimbursed, on the understanding that the conversion into stocks mentioned above shall be definitive and therefore clauses including the restoration or any compensation to the holders of such titles or securities cannot be included; and

b)	In case of titles subject to total remission or cancellation of the debt and accessories, or partial cancellation in a proportion determined or to be determined, without considering this fact as an event of default, the provisions in paragraphs 1 and 2 of section b) fraction IX of the abovementioned provisions shall be applied, being some of the provisions the following: (i) When the result of dividing Basic Equity 1 by the Total Weighted Assets of the Institutions is four point five percent or lower; (ii) When the Commission notifies the Institution pursuant to the provisions in article 29 bis of the Law that some of the events mentioned in fractions IV or V of article 28 of the Law in Credit Institutions have occurred and within the term stipulated in article 29 Bis the default is not resolved or, when the cause of revocation mentioned in section V of the same Law have occurred and the Institution does not invoke the regime of conditioned operation of the capital is not reimbursed.

In this case, it may be agreed that said cancellation or remission shall have effects on the principal amount and the interest, on a total or partial basis, from the moment the assumptions mentioned in the paragraph above are updated. If the Institutions stipulates mechanisms for obtaining any premium for the holders whose titles have been totally or partially extinguished after the corresponding remission or cancellation, the titles shall stipulate that such mechanisms can only be implemented when the institutions is classified, at least, within the Category II mentioned in article 220 of the regulations and the result from dividing Basic Equity 1 by the Total Weighted Assets of the Institution is more than four point five percent. Under this assumption, the issue certificate and the corresponding titles as well as the prospectus and any other instrument that documents the issue shall include the mechanism for the granting of the premium and the corresponding term. The premium can only consist in the delivery of ordinary stocks of the same Institutions. In addition, the Institution shall include in the issue certificate and the corresponding titles and in the prospectus and any other instrument documenting the issue, the following legend: "In every case, the conversion into ordinary stocks of the Institution or the remission or cancellation of the debt and accessories shall be performed before any contribution of public funds or support performed pursuant to the terms of Section First of Chapter II of Title Six of the Law on Credit Institutions".

BANK BYLAWS (AS ISSUER)

NINETEENTH.- The Society may issue equity securities only in accordance to the provisions in Annex 1-R of the General Regulations Applicable to Credit Institutions regarding the conditions to consider the securities representing the capital stock of Institutions and Equity Securities as part of the Non-core Basic Capital and, if applicable, the applicable rules that may replace them from time to time.

For issuing any equity security, the Society, in addition to complying with the abovementioned regulations, shall include the specific characteristics and the conditions for the exchange of stocks or for the cancellation or remission, as applicable, in the certificate of issue and in the corresponding titles as well as in the prospectus and any other instrument documenting the corresponding issue. To his end and pursuant to the provisions mentioned above, the Society shall adopt any of the following options pursuant to the terms of fraction XI of Annex 1-R for each title, in accordance to their nature:

a)    In the case of titles convertible into ordinary stocks of the same Society, without being this fact an event of default, the provisions in paragraph a) of Sections XI of the regulations mentioned above shall apply, being some of its provisions the following:

(i)    When the result of dividing the Core Equity by the Total Weighted Assets of the Society is 5.125% (five point one two five percent) or lower, on the understanding that the Society shall perform the conversion the working day following the publication of the Core Capital Ratio mentioned in article 221 of the General Regulations Applicable to Credit Institutions.

(ii)   When the National Banking and Exchange Commission notifies the Society that any of the causes of default mentioned in fractions IV, V or VIII of article 28 of the Law on Credit Institutions have occurred and within the term stipulated in article 29 Bis of said Law the Society does not remedy such events or if it is the event of default mentioned in Fraction V, the Society does not invoke the regime of conditioned operation or the capital is not reimbursed, on the understanding that the abovementioned conversion into stocks shall be definitive and therefore clauses regulating the restitution or the granting of any premium to the holders of said titles or securities cannot be included.

Likewise, the issue certificate and the corresponding titles as well as the prospectus and any other instrument documenting the issue shall include the mechanism of conversion. This, on the understanding that the conversion shall be performed with respect to the amount that turns out to be the lower between:

(i)    The totality of the titles or Equity Securities, and

(ii)   The amount necessary to make the result from dividing the Core Equity divided by the Total Weighted Assets of the society be 7.0% (seven point zero percent). Every time the assumptions described in this paragraph a) are updated, the conversion into ordinary stocks shall operate again, pursuant to the terms described herein.

The conversion described in this paragraph shall be performed always taking into consideration the limits of stock ownership per person or group of persons stipulated in the applicable laws. To this end, the Society, from the moment of the issue, shall establish the necessary mechanisms for the fulfillment of said limits.

BANK BYLAWS (AS ISSUER)

b)    In the case of titles subject to remission or cancellation of the debt and accessories, or, partially in a determined or determinable proportion, without this fact being considered as an event of default, the provisions in points 1 and 2 of paragraph b) section XI of the regulations mentioned above shall be applied. Such regulations stipulate, among other things, the following:

(i)    When the result from dividing the Core Equity by the Total Weighted Assets of the society is 5.125% (five point one two five percent) or lower, on the understanding that the Society shall execute the clause of remission or cancellation of the Equity Securities the working day following the publication of the capitalization Index, the Basic Capital Ratio and the Core Capital Ratio mentioned in article 221 of the General Regulations applicable to Credit Institutions, and

(ii)   When the National Banking and Exchange Commission notifies the Society that any of the causes of default mentioned in fractions IV, V or VIII of article 28 of the Law on Credit Institutions have occurred and within the term stipulated in article 29 Bis of said Law the Society does not remedy such events or if it is the event of default mentioned in Fraction V, the Society does not invoke the regime of conditioned operation or the capital is not reimbursed, on the understanding that the society shall execute the clause of remission or cancellation the working day following the day the term stipulated in Article 29 Bis of the Law on Credit Institutions finishes.

It may be agreed that the remission or cancellation have effect on the principal and interest on a total or partial basis from the moment the assumptions included in the paragraph above are updated or, from any previous moment. This is in order to apply such remission or cancellation to the amounts not yet payable or liquid or to those amounts already paid or not yet paid by the Society.

If the society stipulates mechanisms for granting any premiums to the holders whose titles have been totally or partially extinguished after the corresponding remission or cancellation, it shall be specified that such mechanisms may be implemented only if the society is classified, at least, as category II mentioned in article 220 of the abovementioned regulations and the result from dividing the Core Equity by the Total Weighted Assets of the Society is greater than 5.125% (five point one two five percent).

Under this assumption, the certificate of issue and the corresponding titles as well as the prospectus and any other instrument documenting the issue shall include the mechanisms for granting premiums and the corresponding term. The premium may only consist in the delivery of ordinary stocks of the same institution. In no case the premium agreed by the Society pursuant to the paragraph above may be delivered if the Society has received public resources pursuant to the terms of Section One of Chapter II of Title Seven of the Law on Credit Institutions.

Likewise, the issue certificate and the corresponding titles, as well as the prospectus and any other instrument documenting the issue shall stipulate that the holder shall execute the total or partial remission or cancellation of the debt and accessories, in a determined or determinable proportion, for an amount derived from the following, the lower: (i) the total of Equity Securities, and (ii) the necessary amount to make the result of dividing the Core Equity divided by the Total Weighted Assets of the Society be 7.0% (seven percent). Every time the assumptions described in this section b) are updated, the partial remission of cancellation of the debt and accessories shall operate again according to the terms described in this section.

BANK BYLAWS (AS ISSUER)

If it is determined that supports or loans are to be granted pursuant to the provisions in sections a( and b) of fractions II of article 148 of the Law on Credit Institutions, the total conversion shall be performed into ordinary stocks or, the total remission or cancellation of the debt mentioned in fraction XI of the abovementioned regulations shall be carried out before such granting.

In addition, the Society shall include in the issue certificate and the corresponding titles as well as in the prospectus and any other instrument documenting the issue, the following legend: "I every case, the conversion into ordinary stocks of the Society or the remission or cancellation of the debt and accessories shall be performed before any contribution of public funds carried out pursuant to the provisions in Section First of Chapter II or Title Seven of the Law on Credit Institutions".

TWENTIETH Cancelation of subscription. In case of cancellation of the registration of securities of the society in the National registry of Securities, due to the request of the same society or by resolution adopted by the National Banking and Exchange Commission, pursuant to the terms of article 180 of the Law on Exchange Market, the society shall comply with the following:

I. In case of severe or continued violations to the Law on Exchange Market or, when its securities do not comply with the requirements of maintenance of listing in the stock exchange, the Society shall be obliged to , previous request of the National Banking and Exchange Commission, to carry out a public offer within a maximum term of 180 calendar days, from the date such request enters into effect, and the provisions in articles 96, 97 and 98 sections I and II, and article 101 first paragraph of the law on Exchange Market, as well as the following rules:

a)    The offer shall be addressed exclusively to the stockholders or holders of debt securities representing the stocks of the issuer, that at the moment of the request of the National Banking and Exchange Commission are not part of the group of persons that control the society.

b)   The offer shall be performed at least at the price that is the greatest between the listing price and the carrying value of the stocks or debt securities represented by such stocks, in the second case, pursuant to the last quarterly report presented to the National Banking and Exchange Commission and to the Stock Exchange before the beginning of the offer, adjusted when such value has been modified according to the applicable criteria for the determination of relevant information, in which case, the most recent financial information is to be considered and an officer entitled by the society shall certificate the determination of the carrying amount.

The list value in the stock exchange shall be the average weighted price per volume of transactions performed during the last thirty days of trading of the stocks or debt securities represented by such stocks, before the beginning of the offer, during a period that cannot be longer than six months. If the number of days of trading the stocks or debt securities mentioned above during the stipulated period is lower than thirty, the actual number of trading days shall be considered. If there was no trading during such period, the carrying value shall be considered.

BANK BYLAWS (AS ISSUER)

If the society has more than one listed stock series, the average mentioned above shall be determined for each one of the series that are to be cancelled and the quote value for the public offer of all the series shall be the highest average.

c)    The society shall create a trust, during a period of minimum six months from the date of cancellation, for the necessary funds for acquiring at the same price of the offer the securities of the investors that did not attend the offer.

The person or group of persons having control of the society at the moment the National Banking and Exchange Commission makes the request mentioned above, shall be jointly responsible for the fulfillment of the provisions in this fraction.

The National Banking and Exchange Commission may request, on the society's account, the execution of an assessment by an independent expert in order to determine the price of the offer, when the Commission considers it indispensable for the protection of the interest of investors.

The society cannot place securities again until a year has passed from the corresponding cancellation.

II. At the issuer's request, previous approval of its extraordinary general stockholders' meeting and the positive vote of the holders of stocks with or without voting right, representing ninety five percent of the capital stock.

Once the consent of the meeting has been obtained, a purchase public offer shall be carried out pursuant to the provisions of fraction I of this article.

The National Banking and Exchange Commission may establish, via general regulations, exemptions to the obligation of performing the abovementioned public offer if, due to the low number of titles placed among investors and the amount it is justified, but in every case the trust mentioned in section c) fraction I of this article shall be constituted.

III. The Board of Directors of the society shall provide its opinion to the public regarding the price of the offer, in accordance with the provisions in article 101 of the Law on Stock Exchange.

The society, at the moment of cancelling the registration of stocks representing its capital stock in the National Registry of Securities, shall cease to be listed in the stock exchange and shall be subject to the provisions in article 108 of the Law on Stock Exchange, for limited liability companies.

The National Banking and Exchange Commission may authorize the use of a different basis for the determination of the price of the offer, considering the financial condition and perspectives of the society, provided that the board of directors has provided its consent and with the previous opinion of the committee on corporate practices, including the reasons to consider it justified to establish a different price, supported by the report of an independent expert.

BANK BYLAWS (AS ISSUER)

The society may be exempted from carrying out the public offer mentioned in article 108, fraction II of the Law of Stock Exchange, provided that the society proves to the National Banking and Exchange Commission that they have the consent of the stockholders representing at least the 95% of the capital stock of the society, granted via a resolution of the meeting; that the amount to offer for the stocks placed to the investors is less than 300,000 investment units and the trust mentioned in the last paragraph of fraction II mentioned above is constituted, as well as notifying the cancellation and creation of the trust via SEDI. These provisions shall apply to ordinary certificates of interest on stocks as well as to certificates representing two or more stocks of one or more series of stocks of the society.

TWENTY FIRST. Stockholders. Stockholders owning stocks with voting right, even limited or restricted, that individually or jointly represent ten percent of the capital stock, shall have the right to:

I. Designate and revoke in general stockholders' meeting a member of the board of directors. Such appointment can be revoked only by the other stockholders when the appointment of all the other directors is revoked also, in which case the persons replaced cannot be appointed as directors during the twelve months following the date of revocation.

II. Request the president of the board of directors or the president of the committees that carry out corporate functions and audit functions mentioned in the Law on Stock Market, any moment, to call a general stockholders' meeting and the percentage mentioned in article 184 and 199 of the General Law on Trade Companies shall not apply.

III. Request the postponement, one time, during three calendar days, without need of a new call, of the voting of any matter with respect to which they do not feel to be sufficiently informed, and the percentage stipulated in article 199 of the General Law on Trade Companies shall not apply.

The stockholders of the company, without prejudice to the provisions in other laws or statutes, shall enjoy the following rights:

I. They shall have at their disposal, in the offices of the society, the information and documents related to each one of the issues included in the agenda of the corresponding stockholders' meeting, for free, with at least fifteen calendar days in advance to the date of the meeting.

II. Prevent the addressing of matters under the title of general matter or equivalent, at the general stockholders' meeting.

III. Be represented in the stockholders' meetings by persons that prove their personality via powers of attorney prepared by the society, made at their disposal via stock exchange brokers or the same society, with at least fifteen calendar days previous to the date of the corresponding meeting.

The abovementioned forms shall comply with, at least, the following requirements:

a)	Mention in a notoriously manner the name of the society as well as the corresponding agenda.

b)	Include sufficient space for the directions of the person that grants the power of attorney.

BANK BYLAWS (AS ISSUER)

The secretary of the board is obliged to make sure that this fraction is observed and inform so to the meeting, which shall be included in the corresponding minutes.

IV. To judicially oppose, pursuant to the provisions in article 201 of the General Law on Trade Companies, to the resolutions in the general meetings, provided that the enjoy voting right for the applicable issue whenever they have, individually or jointly, twenty percent or more of the capital stock, and the percentage mentioned in such regulation shall not be applied.

V. Agree among them:

a)	Obligations of not to develop lines of business that compete with any of the members of the Financial Group to which the society belongs or other controlled corporations, limited in time, matter and geographic coverage, and such limitations shall not exceed three years from the date the stockholder ceased to participate in the society and without prejudice to the provisions in other laws that may apply.

b)	Rights and obligations establishing purchase or sale options for the stocks representing the capital stock of the society, such as:

1.	That one or more stockholders may sell part or all of their stock interest, when the purchaser undertakes to acquire a proportion or all of the stocks of other(s) stockholder(s), under the same conditions.

2.	That one or more stockholders may demand another stockholder the sale of part or all his/her stocks, when they accept a purchase offer under equal conditions.

3.	That one or several stockholders have right to sell or acquire from other stockholder, who shall be obliged to sell or acquire, as applicable, all or part of the stocks that constitute the subject matter of the transaction, at a determined or determinable price.

4.	That one or more stockholders are obliged to subscribe and pay certain number of stocks representing the capital stock of the society at a determined or determinable price.

c)	Sales and other legal acts regarding the property, disposal or enforcement of the preemptive right mentioned in article 132 of the General Law on Trade Companies, no matter of such legal acts are performed with other stockholders or not.

d)	Agreements for enforcing the right of vote in stockholders' meetings, without applying article 198 of the General Law on Trade Companies.

e)	Agreements for selling stocks in public offer.

The agreements mentioned in this fraction shall not be opposable to the society, unless being judicial resolutions, therefore, the failure to comply such agreements shall not affect the validity of the vote in stockholders' meetings.

BANK BYLAWS (AS ISSUER)

The members of the board of directors, the CEO and the person appointed by the company for the provision of independent audit services, may attend the stockholders' meetings of the society. With respect to the person providing the services of external audit, he/she shall refrain from attend those meetings when the agenda represents a conflict of interest or his/her independence could be affected.

Any stockholder owning more than one stock shall have the same right in any of the cases mentioned in article 185 of the General Law on Trade Companies. If the call is not made within the fifteen days following the date of the request, a Judge of a civil court or a District Judge on Civil Matters with jurisdiction on the society shall do it at request of any of the interested parties.

CHAPTER III

STOCKHOLDERS' MEETING

TWENTY SECOND. General Meetings. The ordinary general meeting shall gather at least once a year, within the four months following the end of the year and in all other cased when it is called by the board of directors. The extraordinary meeting shall gather when any of the matters mentioned in article 182 of the General Law on Trade Companies must be addressed.

The cases of meetings that must be carried out in the events listed in articles 166 fraction VI, 168, 184 and 185 of the General Law on Trade Companies remain in effect.

Notwithstanding the above, Ordinary general Stockholders' Meetings are to be carried out in the dates designated by the Board of Directors or whoever is authorized to call them, but in every case they shall meet at least once a year within the four months following the end of each financial year and the matters mentioned in articles 180 and 181 of the general Law on Trade Companies as well as articles 47 and 56 and all other applicable of the Law on Exchange Market and these corporate bylaws shall be addressed, including the following:

I.	Annual reports on the activities that correspond to the Committee (as such term is defined in article Forty two of these corporate bylaws).

II.	The report prepared by the CEO pursuant to the provisions in Fraction XI of article 44 of the Law on Exchange Market, accompanied by the opinion of the external auditor.

III.	The opinion of the Board of Directors on the content of the annual report of the CEO.

IV.	The reports of the Board of Directors where the main policies and accounting principles and information applied for the preparation of the financial information are explained and clarified and (b) the transactions and activities where the society participated are reported.

V.	The selection, dismissal or replacement of the members that constitute the Board of Directors and the qualification on their independence.

VI.	The appointment and dismissal of the President of the Committee that will exercise the functions of corporate practices and audit.

VII.	The designation of the compensations to Director and the President of the abovementioned Committee.

BANK BYLAWS (AS ISSUER)

VIII.	When applicable, the approval of the transactions the society and the companies controlled by it, pretend to perform within the year, when they represent 20% or more of the consolidated assets of the society based in the figures as of the closing of the quarter previous to the date of the Meeting, without regard to the form they are executed, if they are simultaneous or consecutive, but that due to their characteristics they can be considered as a single transaction (in said meetings the stockholders owning stocks with voting right, even limited or restricted, may vote).

IX.	The determination of the maximum amount of resources that may be destined to the purchase or own stocks or debt securities representing such stocks, with the only limitation that the total amount to be destined to this purpose shall never exceed the total balance of net profits of the society, including retained earnings.

X.	All those matters within its competence pursuant these bylaws or the applicable laws.

Extraordinary General Meetings may take place any time to deal any of the matters mentioned in article 182 of the General Law on Trade Companies and articles 48, 53 and 108 and all other applicable of the Law on Exchange Market and these corporate bylaws, including the following:

I.	Approve, pursuant to the provisions in article 48 of the law on Exchange Market, clauses including measures to prevent the purchase of stocks that could grant the control of the society.

II.	Approve the maximum amount of capital increases in the fixed portion and the conditions under which the corresponding issued of non-subscribed stocks are to be performed;

III.	Approve the cancellation of the registration of stocks of the society in the National registry of Securities, and

IV.	All other stipulated by the applicable laws and these corporate bylaws.

TWENTY THIRD Special Meetings. Special meetings shall gather to discuss matters affecting exclusively stockholders of any of the series of stocks.

TWENTY FOURTH. Calls. Calls shall indicate the date, hour and place of the meeting; they shall include the agenda where the list of all the matters to be addresses in the stockholders' meeting shall be discussed, even those included in the item of general matters, shall be signed by the person that is calling the meeting, and if this is the board of directors, by its president or the Secretary or any of the assistant secretary; and it shall be published via a notice in the electronic system established by the Ministry of Economy, with at least fifteen (15) days previous to the date of the meeting. However, stockholders with stocks with voting rights , even with limitations or restrictions, representing at least ten percent of the capital stock may provide a written request, any moment the Board of Directors calls for a General Stockholders' Meeting, to discuss the matters specified in such written request.

The documents and information related to the issues to be addressed in the meeting shall be at the disposal of the stockholders at least 15 (fifteen) days in advance to the day of the meeting.

If the meeting cannot be carried out the day designated, a second call shall be made, explaining this circumstance within a term no longer than 15 (fifteen) working days.

The new call shall include the same data of the first call and it shall be published in the same media the first call was published, with at least 5 (five) days previous to the date of the meeting of second call. The same rules shall be applied if another all is necessary.

Meetings may be performed without previous call if all the holders of stocks are present.

BANK BYLAWS (AS ISSUER)

TWENTY FIFTH. Verification of stockholders. In order to attend the meetings, stockholders shall deliver to the secretary of the board of directors, at least 2 (two) working days previous to the date of the meeting, the certificates of deposit that, with respect to the stocks and so that the holders can prove their capacity of stockholders, were issued to them by any of the institutions for the deposit of securities regulated by the Law on Exchange Market, complemented, when applicable, with the list mentioned in article 290 of said law.

The certificates mentioned above shall include the name of the depositor, the amount of stocks deposited in the institution foe the deposit of securities and the date of celebration of the meeting. With respect to stockholders of "F" and "B" series, in addition, such stocks shall remain in the institution depositary after the corresponding meeting is finished.

Once the delivery is made, the secretary shall ask the interested parties the corresponding entry cards which shall indicate the name of the stockholder and the number of votes he/she has as well as the name of the depositary.

Stockholders may be represented in meetings by a proxy designated in a power of attorney granted in the forms prepared by the society under the terms and requirements established in fractions I, II and III of article 16 of the Law on Credit Institutions. Said power of Attorney shall be delivered to the secretary of the board of directors pursuant to the rules stipulated above.

The institution shall have at the proxies' disposal, via the exchange market brokers or the society, the forms of powers of attorney during the period mentioned in article 173 of the General Law on Trade Companies, so that they can timely send them to their customers.

In no case managers or commissioners can be representatives.

TWENTY SIXTH. Installation. Ordinary general meetings shall be considered as legally created by virtue of the first call if half of the stocks of paid-in capital are represented. In the case of second call, it shall be legally installed no matter the number of stocks present in the meeting.

Extraordinary general meetings and special meetings shall be legally installed by virtue of the first call if at least three quarters of the paid-in capital is present or the proportion of the capital that corresponds to the applicable series of stocks is present, and by virtue of the second call, if the attendants represent at least fifty percent of said capital.

If, for any reason, a meeting cannot be legally installed, this fact and the reasons shall be registered in the minutes, following the provisions of article twenty fourth of these bylaws.

Likewise, pursuant to the provisions in article 17 of the General Law on Trade Companies, resolutions may be adopted out of meetings by unanimity of the stockholders representing all the stocks with voting right or the special category of stocks that may apply, and such resolutions may have, for all legal purposes, the same validity as those adopted by stockholders gathered in general or special meeting provided that such resolutions are confirmed in written.

BANK BYLAWS (AS ISSUER)

The document containing the written confirmation shall be send to the secretary or assistant secretary of the society, who will transcribe the resolutions to the corresponding minutes and certify that such resolutions were adopted in accordance with this provision.

TWENTY SEVENTH. Development. The president of the board of directors shall chair the meetings. If for any reason, the president of the board does not attend the meeting or whenever it is a special meeting, the presidency shall correspond to the stockholder or proxy of stockholder designated by the attendants.

The secretary shall be the secretary of the board or, alternatively, one of the assistant secretaries or the person appointed by the president of the meeting.

The president shall appoint as tellers two of the stockholders or representatives of stockholders that are present in the meeting, and they shall validate the list of attendance indicating the number of stocks represented by each attendant. They shall verify the compliance with the provisions in article 16 of the Law on Credit Institutions and they shall provide the meeting with a report, which shall be recorded in the corresponding minutes.

No matter shall be discussed and no issue shall be resolved if not included in the agenda of the day.

Regardless of the possibility of deferral mentioned in article 199 of the General Law on Trade Companies, if all the subjects included in the agenda of the day cannot be discussed, the meeting may continue via subsequent sessions that will take place in the dates designated by the same meeting, without need of a new call, but, between every two sessions, no more than 3 (three) working days shall pass.

These subsequent sessions shall take place with the quorum stipulated by the Law for a second call.

TWENTY EIGHTH. Votes and resolutions. In the meetings, each outstanding stock shall give the right to one vote. Voting shall be economic, unless the majority of the attendants agree that voting is to be nominal or by ballot.

In the ordinary general meetings, being by first call or any subsequent call, resolutions shall be approved by simple majority of votes of the stocks represented. In the case of an extraordinary general meeting or special meeting, gathered due to first call or a subsequent one, resolutions shall be valid if approved by half of the stocks represented in the meeting.

The members of the board of directors cannot vote to approve their accounts, reports or any matter affecting their responsibility or personal interest.

TWENTY NINTH. The minutes of the meetings shall be kept in a special book and signed by whoever chairs the meeting, by the secretary and the commissioner(s) attending the same.

A list of the attendants indicating the number of stocks being represented, the documents that prove their status of stockholders and the identification of their representatives, as well as newspaper evidencing their representatives, a newspaper where the call was published and the reports, opinions and all other documents presented in the meeting or previous to it, shall be added to a copy of the minutes duly certified by the secretary.

BANK BYLAWS (AS ISSUER)

THIRTIETH. Pursuant to article 29 Bis of the Law on Credit Institutions, for the Corporate purposes mentioned in articles 29 Bis, 29 Bis 2, 129, 152 and 158 of the Law on Credit Institutions, as an exemption to the provisions in the General Law on Trade Companies and these Corporate Bylaws, for the celebration of the corresponding general stockholders meetings, the following shall be observed:

I.	A single call shall be published within a term of 2 (two) working days from, regarding the assumptions in articles 29 Bis 29 Bis 2 and 129 of the Law on Credit Institutions, the date the notice mentioned in article 29 Bis enters into effect or, for the cases stipulated in articles 152 and 158 from the date the precautionary manager assumes the management of the society pursuant to the terms of article 135 of the Law on Credit Institutions;

II.	The call mentioned in the paragraph above shall be published in 2 (two) newspapers of major circulation in the domicile of the society, and such call shall specify that the meeting is going to take place within the 5 (five) working days following the publication of such call.

III.	During the period mentioned above, the information related to the matters to be discussed in the meeting shall be at the disposal of stockholders as well as the forms mentioned in article 16 of the Law on Credit Institutions.

IV.	The meeting is considered legally constituted whenever at least three quarters of the capital stock of the society are represented, and resolutions shall be valid with the positive vote of stockholders representing fifty one percent of the capital stock.

In order to protect the interest of saving public, objections to the call of meetings discussed in this article, as well as to the resolutions adopted in such meetings, shall only produce the payment of damages and such objections shall not cause the nullity of the acts.

CHAPTER IV

MANAGEMENT

THIRTY FIRST. Bodies of Administration. The direction and management of the society shall be entrusted to a board of directors and a General Director who shall also be "Executive President", within their corresponding areas of competence. Every time the society refers to the General Director in formal legal acts it shall always mentions the "Executive President and General Director". The corresponding appointments shall be adjusted pursuant to the provisions of the Law on Credit Institutions.

The board of directors shall be constituted by a minimum of five and a maximum of fifteen regular directors of which, at least, twenty five percent shall be independent pursuant to the provisions in article 45K of the Law on Credit Institutions. The appointment shall be performed in an Special Meeting for each series of stocks.

BANK BYLAWS (AS ISSUER)

Independent director shall mean the person that is external to the society and fulfills the requirements and conditions determined by the National Banking and Exchange Commission in the general regulations mentioned in article 45 K of the Law on Credit Institutions, which also establish the assumptions under which a director is considered not to be independent any more.

The following persons shall never be independent directors:

I. Employees or officials of the society;

II. Persons within any of the assumptions included in article 73 of the Law on Credit Institutions or have authority;

III. Partners or persons with a job, title or commission in relevant societies or associations that provide services to the society or companies that belong to the same corporate group of such company.

A society or association is considered relevant when the income received from the provision of services to the institutions or the same group of companies of this company, represent more than five percent of the total income of the corresponding society or association.

IV. Clients, suppliers, providers of services, debtors, creditors, partners, directors or employees of a society that is a relevant client, supplier, providers of services, debtor or creditor of the institution.

A client, supplier or provider of services is considered relevant when the services provided to the institution or the sales to the institution represent more than ten percent of the total services or sales of the customer, supplier or provider of services, respectively. Likewise, a debtor or creditor is considered relevant when the amount of the corresponding transaction is greater than fifteen percent of the assets of the institutions or its counterparty.

V. Employees of a foundation, association or civil society that receive relevant donations from the institution. Relevant donations are those representing more than fifteen percent of the total donations received by the foundation, association or civil society as applicable.

VI. General directors or high-level officials of a company where the general director or a high-level official of the institution is a member of its board of directors.

VII. General directors or employees of the companies that belong to the financial group of the same institution.

VIII. Spouses, concubines as well as relatives by blood, affinity or law up to first grade, of any of the persons mentioned un paragraphs III to VII above, or, up to third grade of any of the persons mentioned in paragraphs I, II, IX and X of this article

IX. Directors or employees of companies where the stockholders of the institution have the control.

BANK BYLAWS (AS ISSUER)

X. Persons with conflicts of interest or subject to personal, patrimonial or economic interest in any of the persons holding the control of the institution or the corporate group the institution belongs to, or the authority un any of these; and

XI. Any person within the abovementioned assumptions, during the year previous to the moment of their appointment.

The stockholder of "F" series representing at least fifty one percent of the paid-in capital shall appoint half plus one of the directors and for every ten percent of stocks of this series exceeding this percentage, they shall have the right to appoint one director more. "B" series stockholders shall appoint the rest of directors.

The appointment of directors of minority part can be revoked only when all the directors of the same series are revoked.

For every regular director an alternate director shall be appointed and they shall act indistinctively in the place of any of the regular directors designated for the same series of stock, on the understanding that alternate directors of independent directors shall be independent as well, pursuant to the provisions in article 45K. in each session an alternate director may replace only one regular director.

The members of the board of directors shall keep its title during a year and they may be reelected, and they shall hold office until the persons designated to replace them assume the position.

Notwithstanding the above, they shall continue to comply with their functions even when the term for their office has concluded or they resigned to the job, for up to 30 (thirty) calendar days more, if a substitute has not been appointed or the new director does not assume its office, and the provisions in article 154 of the General Law on Trade Companies shall not apply and the provisions in article 24 penultimate paragraph of the Law on Exchange Market.

The board of directors may appoint interim directors, without intervention of the stockholders' meeting, pursuant to article 24 last paragraph of the Law on Exchange Market and these corporate bylaws, when any of the assumptions mentioned in the paragraph above is updated or pursuant to the provisions in article 155 of the general Law on Trade Companies. The stockholders' meeting of the society shall ratify such appointments or will designate the alternate directors in the Meeting following such event, without prejudice to the right the Stockholders of the Society have to appoint or remove directors in the General Stockholders Meeting of the Society pursuant to the provision in article 50 fraction I of the Law on Exchange Market.

The majority of directors of the society shall reside in national territory.

The board shall gather at least on a quarterly basis and, on an extraordinary manner, whenever the President of the Board makes a call on at least one quarter of the directors, or any of the commissioners of the institution. For the holding of the ordinary and extraordinary sessions of the board of directors, the attendance of at least fifty one percent of the directors shall be complied, of which at least one shall be an independent director.

BANK BYLAWS (AS ISSUER)

THIRTY SECOND. Substitutions. The temporary vacancy of a regular director shall be covered by any of the Alternate Directors of the same series, on the understanding that the alternate directors of independent directors shall be independent as well.

If any of the Regular Directors ceases to be director before the termination of his7her mandate, or during its term falls into any of the assumptions in article 23 of the Law on Credit Institutions, said Director shall be replaced by agreement of the Board of Directors by an Alternate Director until a new appointment is carried out in the next Stockholders' Meeting of the society.

Alternate Directors may substitute alternatively Regular Directors, on the understanding that an Alternate Director may represent only one Regular Director.

THIRTY THIRD. President and Secretary. On a yearly basis, the directors shall elect, among its members of the "F" series, a president who shall have the casting vote in case of tied vote. Likewise, one or two vice-presidents may be appointed, who may be substituted by other directors in the order determined by the board.

The board of directors shall appoint a secretary that cannot be a director, as well as one or more assistant secretaries for supporting the secretary and substituting him/her in case of absence.

THIRTY FOURTH. Meetings. The board shall meet at least on a quarterly basis, previous call made by the secretary or one of the assistant secretaries, by any means, with 5 (five) working days in advance sent to the last domicile the directors and commissionaires registered, and, in addition, whenever it is called by the president of the board or any of the commissionaires of the society.

Sessions of the Board of Directors may be carried out in national territory or in any other place the board of directors considers adequate.

For the sessions of the board of directors to be valid, the attendance (or via telephone link) of at least fifty one percent of the directors of whom at least one shall be independent director, is required. The resolutions shall be definitive when approved by majority of votes, except for the provisions in article 73 of the Law on Credit Institutions.

Sessions of the Board of Directors and the votes issued pro or against by Regular Directors or Alternate Directors residing abroad and participating in the voting when done via telephone link.

Minutes of the sessions of the board of directors and internal committees shall be signed by the president, the secretary and the commissionaires and they shall be recorded in special books, of which the secretary or assistant secretaries of the corresponding body may issue certified copies, certifications or extracts.

Likewise, resolutions out of session of the board may be adopted provided that they are approved unanimously by the members.

Such resolutions shall have, for all legal purposes, the same effect as if approved by directors gathered in a session of the board, provided that they are confirmed in written.

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The document with the written confirmation shall be sent to the secretary or one of the assistant secretaries, who shall transcribe the resolutions in the corresponding book of minutes and shall certify that such resolutions were adopted under this provision.

THIRTY FIFTH. Faculties. The members of the Board of Directors shall perform their duties with the aim of creating value for the benefit of the society, without favoring certain stockholder or group of stockholders. To this end, they shall perform on a diligent manner adopting reasonable decisions.

The board of directors shall have the faculties granted to this type of corporate bodies by the laws and bylaws, therefore, the board may, without limitation:

I. Represent the society before municipal, state or federal administrative and judicial authorities, as well as before labor authorities or arbitrators, with power of attorney for lawsuits and collections, understanding that the widest general faculties mentioned in the first paragraph of article 2,554 of the Civil Code of Mexico City and those related of the Civil Codes of the different states of the Republic are granted, and those special powers requiring express reference pursuant to fractions III, IV, VI, VII and VIII of article 2,587 of said legal body and their similar in the states of the Republic, so, therefore, as example, it may:

a) Promote amparo suits and withdraw from those suits;

b) File and ratify claims and criminal litigations, comply with their requirements and withdraw from them;

c) Contribute with the federal or local public prosecutor;

d) Grand pardon in criminal procedures;

e) Prepare and pardon positions, in any type of trials, including labor ones, and

f) Appear before every type of federal or local labor, administrative or judicial authorities, to act within the legal procedures from the stage of reconciliation until the stage of labor execution and to execute any type of agreements, under the terms of articles 11, 787 and 876 of the Federal Labor Law.

II. Administrate the businesses and corporate assets with the widest powers of administration pursuant to the terms of article 2,554 second paragraph of said Civil Code for Mexico City and those related in the Civil Codes of the Stated of the Republic;

III. Issue, subscribe, grant, accept, guarantee or endorse letters of credit under the terms of article 9 of the General Law on Credit Securities and Transactions;

IV. Execute acts of disposal and ownership with respect to the properties of the society or its real or personal rights, under the terms of third paragraph of article 2,554 of the Civil Code in Mexico City and those related in the Civil Codes of the States of the Republic, and with the special faculties mentioned in fractions I, II and V of article 2,587 of said Civil Code and its related ones in the states of the Republic.

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V. Establish rules for the structure, organization, constitution, functions and faculties of regional boards; of internal committees and the work commissions that are considered necessaries; to name their members and establish their remuneration;

VI. Under the terms of article 145 of the general Law on Trade Companies, to designate and dismiss the general director and the main officers pursuant to the provisions in articles 24 and 45L of the Law on Credit Institutions, fiduciary delegates, external auditor of the society and the president, vice-president, secretary and assistant secretaries of the board, as well as to inform them their faculties and duties and to determine their remuneration.

VII. Grant power as it considers adequate to the officers indicated in the paragraph above, or to any other persons, and revoke those granted and, pursuant to the provisions in the applicable laws, to delegate its faculties to the general director or any of them to one or several directors or proxies designated to that purpose, so that they enforce them in the business or businesses and under the terms and conditions stipulated by the board of directors;

VIII. Delegate, to the person(s) it considers convenient, the legal representation of the society; to grant them the use of the corporate signature with the widest general faculties mentioned in the first paragraph of article 2,554 of the Civil Code for Mexico City and those similar in the Civil Codes of the different States of the Republic and the special faculties requiring express reference pursuant to the fractions III, IV, VII and VIII of article 2,587 of said Civil Code for Mexico City and those similar in the civil codes of the States of the Republic, so that, as example, they can:

a) Show itself as legal representative of the society in any administrative, labor, judicial or quasi-judicial procedure or proceeding, and, as such, to carry out any type of actions, specifically, to prepare and withdraw from lawsuit on behalf of the society, attend, within the conciliation period, to meeting in the Board of Conciliation and Arbitration, participate in the corresponding procedures and to execute any type of agreements with workers; and

b) carry out all the legal acts mentioned in fraction I of article 2587.

IX. Substitute the powers and faculties without damaging their own, and to grant and revoke mandates;

X. in general, to carry out all the acts and transactions that are necessary or convenient for the achievement of the goals of the society, except for the acts and transactions reserved expressly by Law or these Corporate Bylaws to the Meeting.

References to provisions in the Civil Code of Mexico City shall include references to similar articles of the Civil Codes of the entities where the mandate is enforced.

THIRTY SIXTH. The Board of Directors shall address the following matters:

BANK BYLAWS (AS ISSUER)

I.	Establish the general strategies for the direction of the business of the society and the corporations controlled by it.

II.	Oversee the management and direction of the society and the corporations controlled by it, taking into account the relevance they may have in the financial, administrative and legal condition of the society as well as the performance of the corresponding officers.

III.	Approve, with the previous opinion of the competent committee:

a)	The policies and guidelines for the use or enjoyment of the assets that constitute the patrimony of the society and the corporations it controls, by related parties. s.

b)	The individual transactions with related parties that the society or the companies controlled by it pretend to carry out.

The following transactions shall not require the approval of the Board of Directors, provided that they comply with the policies and guidelines approved by the board for that purpose:

1.	transactions that, due to its amount, are not relevant for the society or the companies controlled by it.

2.	transactions performed between the society and the companies controlled by it or on which it has a relevant influence, or among any of these, provided that:

i)	they correspond to the ordinary or daily operations of the business.

ii)	they are made at market prices, supported by assessments performed by independent specialists,

3.	Transactions performed with employees, provided that they are carried out at the same conditions as with any customer or they derive from general labor benefits.

c)	Transactions executed on a simultaneous or consecutive basis, that due to their characteristics may be considered as a single transaction and are supposed to be carried out by the society or the corporations controlled by it within a financial year, when they are not usual or recurrent, or their amount represents, based in the figures as of the closing of the previous quarter, in any of the following assumptions:

1.	The acquisition or sale of goods with a value equal or greater than five percent of the consolidated assets of the society.

2.	Granting of guarantees or assumption of liabilities for a total amount equal or greater than five percent of the consolidated assets of the society.

An exception shall be investments in debt securities or in bank securities, provided that they are performed pursuant to the policies approved by the Board.

c)	The appointment, election and, when applicable, the removal of the general Director of the Society and its comprehensive remuneration, as well as the policies for the appointment and comprehensive remuneration of all other relevant officers.

d)	The policies for granting loans or any type of credits or guarantees to related persons.

e)	Permits so that a director, relevant officer or a person with authority, take advantage of business opportunities for him/herself o in favor of third parties that correspond to the society or companies controlled by it o over which it has a relevant influence. The exemptions for transactions whose amount is lower to the one mentioned in section c) of this fraction; may be delegated to any of the committees of the society in charge of the audit or corporate practices mentioned in the Law of Exchange Market.

f)	Guidelines on internal control and internal audit of the society and the companies controlled by it.

g)	Accounting policies of the society, pursuant to the accounting principles issued or acknowledged by the Commission via general provisions.

h)	The financial statements of the society.

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i)	Recruitment of the company to provide external audit services, and, when applicable, additional or complementary services to the ones of external audit.

j)	When the resolutions of the Board of Directors are not in line with the opinions provided by the corresponding committee, said committee shall instruct the General Director to disclose such circumstance to investors via the stock exchange where the stocks or the debt securities of the society are listed, pursuant to the terms and conditions stipulated by the stock exchange in its internal rules, or to the General Stockholders' Meeting that takes place after such act, as well as to the National Banking and Securities Commission, within the 10 (ten) working days following the corresponding resolution.

IV.	Present to the general stockholders' meeting that takes place due to the closing of the financial year:

a)	the reports of the audit and corporate practices committees, at least.

b)	the report prepared by the General Director accompanied by the opinion of the external auditor.

c)	the opinion of the Board of Directors on the content of the report of the General Director mentioned above.

d)	the report mentioned in article 172, section b) of the General Law on Trade Companies including the main accounting policies and criteria and information used for the preparation of the financial information.

e)	the report on the transactions and activities where the Board of Directors participated.

V.	Follow up the main risks to which the society and the companies controlled by it are exposed, identified based in the information presented by the committees, the General Director and the company that provides the services of external audit as well as the accounting, internal control and internal audit systems, registration, filing or information in these and that company, which may be performed by the committee on audit matters.

VI.	Approve the policies on information and communication with stockholders and the market, as well as with the relevant directors and officers for giving compliance to the provisions in the Law on Exchange Market.

VII.	Determine the corresponding actions to remedy the irregularities they may know and to implement the corresponding solutions.

VIII.	Establish the terms and conditions to be applied on the General Director during the exercise of its powers for acts of ownership.

IX.	Direct the General Director the disclosure to the public of those relevant events that may come to their knowledge. This without detriment to the obligation of the General Director mentioned in article 44, fraction V of the Law on Exchange Market.

The Board of Directors shall be responsible for overseeing the compliance with the resolutions of the Stockholders' Meetings, which may be enforced via the audit committee.

Pursuant to the provisions in article 22 fraction IV of the Law on Exchange Market, the functions that said law stipulates for the stockholders' meeting, the board of directors, the committees that are in charge of corporate practices and audit, and the general director of the public stock corporations, shall be performed in the applicable financial entities by any corporate body or person, pursuant to the terms of the provisions in the special laws of the financial system that may be applicable and their regulations. When the corresponding special regulations do not regulate any of these functions, the financial entity shall observe the provisions on that function mentioned in this Law.

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THIRTY SEVENTH. Remuneration. The members of the board of directors shall receive, as remuneration, the amount determined by the ordinary meeting. Decisions on this matter shall remain in effect whilst they are not amended by the same ordinary meeting.

THIRTY EIGHTH. Allocation of remunerations. Fees mentioned in article thirty seventh of the corporate bylaws shall be charged to the income statement of the financial year and they shall be allocated, respectively, among the regular and alternate members of the board of directors, in proportion to the number of sessions they attended.

THIRTY NINTH. Responsibility of the Directors, the General Director and the Relevant Officers. Based in the provisions in article 22 fraction V first paragraph of the Law on Exchange Market, the directors, general director and relevant officers of the society shall respond for their actions pursuant to the terms of the Law on Credit Institutions and the general regulations derived from it, as well as the trade laws and other applicable laws.

FORTIETH ..- The general director, the functions of management, direction and execution of the business activities of the Society and the companies controlled by it shall be responsibility of the corresponding general director pursuant to the provisions in this article, always in compliance with the strategies, policies and guidelines approved by the board of directors of the society.

The general director of the society, for the fulfillment of his/her functions, shall have the widest powers for representing the society in acts of administration, lawsuits and collections, including special powers that according to the laws require special clause. Regarding acts of ownership, such general director shall comply with the terms and conditions stipulated by the board of directors pursuant to the provisions in article 28, fraction VIII of the Law on Exchange Market.

Notwithstanding the above, the general director of the society shall:

I. obtain the approval of the board of directors the business strategies of the society and the companies controlled by it, based in the information provided by them.

II. observe the agreements of the stockholders' meetings and the board of directors, pursuant to the directions that, when applicable, are issued by the meeting or the board.

III. Propose to the committee on audit functions, the guidelines of the system of internal control and internal audits of the Society and the companies controlled by it as well as to execute the guidelines approved by the board of directors of the Society.

IV. Subscribe, along with the Relevant Officers responsible for their preparation in the area of their competence, the information that must be disclosed to the public pursuant to the applicable regulations.

V. Disclose the information that must be disclosed to the public under the terms of the Law on Exchange Market and other applicable regulations.

VI. comply with the provisions regarding the executions of transactions of acquisition and placement of own stocks of the Society.

BANK BYLAWS (AS ISSUER)

VII. Enforce the corrective and responsibility measures that may be convenient on his own or via the empowered delegate, within his/her area of competence or by instruction of the board of directors.

VIII. Verify that the capital contributions by stockholders are actually performed.

IX. Comply with the legal and statutory requirements stipulated regarding dividends paid to stockholders.

X. Ensure the maintenance of the systems of accountancy, registry, filing or information of the society.

XI. Prepare and present to the board of directors the report mentioned in article 172 of the General Law on Trade Companies, except for the provisions regarding the main accounting policies and criteria observed for the preparation of the financial information.

XII. Establish mechanisms and internal controls that allow to ensure that the acts of the Society and the companies controlled by it follow the applicable rules as well as to follow up the results of those mechanisms and internal controls and to take the necessary measures when applicable.

XIII. Exercise the actions of liability pursuant to the applicable laws against related Persons or third parties that presumably caused a damage to the Society or the companies controlled by it, unless the Board of Directors and previous opinion of the audit committee, the damage is not relevant.

The appointment of general director of the Society and the officers of the two hierarchic positions under this title shall be carried out by persons of positive credit history and honorability pursuant to the general provisions issued by the Supervising Commission. Likewise, said persons shall comply with the following requirements:

I. reside in national territory, under the terms of the Federal Tax Code.

II. Have an experience of at least five years in positions of high level of decision-making, whose performance require knowledge and experience in financial and administrative matters;

III. Not have any of the following impediments:

a) have a pending litigation with the Society or any of the companies controlled by it.

b) be condemned due to willful patrimony crimes, as well as to be refrained from exercising commerce activities or hold a job, title or commission in the public service, or in the Mexican financial system.

c) Be in bankruptcy proceeding;

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d) Perform functions or regulation, inspection and overseeing of the Society of in the companies controlled by it.

e) Participate in the board of any of the companies controlled by the Society or, when applicable, of any Financial Group, or the Parent Companies of them, as well as other financial entities that do not belong to a group.

FORTY FIRST. The general director and the relevant officers shall perform their title with the aim of creating value for the Society without favoring any stockholder or group of stockholders. To this end, they shall act diligently taking reasonable decisions.

The General Director, for the performance of his/her functions and activities, may be supported by the relevant officers designated for that purpose and by any employee of the Society or of the companies controlled by it. The General Director, for the administration, direction and execution of the businesses of the Society, shall provide the necessary so that the companies controlled by the Society, the provisions of the Law on Exchange Market and other applicable laws are observed.

The General Director and other relevant officers heading the areas of finances and law or equivalent, within the area of their competence, shall subscribe the reports regarding the financial statements and the information that, with respect to financial administrative, economic and legal natters is mentioned in article 104 of the Law on Exchange Market. Likewise, such information shall be presented to the Board of Directors of the Society for its revision and if applicable, approval, with the supporting documents.

FORTY SECOND. Committees. The board of directors shall have intermediate bodies of administration named committees. The society may have the number of committees the board of directors considers necessary in accordance with the management needs of the society, in addition to the committees stipulated by the Law on Credit Institutions and the general provisions derived from said law. The society shall have the following committees, without limitation: i) audit; ii) risk management; iii) remunerations; iv) communication and control regarding the prevention and control of money laundry and financing to terrorism; and v) corporate practices. The constitution and function of said bodies shall be pursuant to the Law on Credit Institutions and the secondary regulations issued under said law, as well as these corporate bylaws.

CHAPTER V

SUPERVISION

FORTY THIRD. Commissioners. The supervision of the company's transactions shall be delegated to a regular commissioner appointed by the stockholders of "F" series and one for each "B" series and their corresponding alternate directors, who shall be appointed in special meetings for each series, by majority of votes and who may be stockholders of persons independent to the society, and they will have the faculties and obligations stipulated in article 166 of the General Law on Trade Companies and those stipulated by other legal regulations, as well as to observe the following requirements:

I. reside in national territory, under the terms of the Federal Tax Code.

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II. Have an experience of at least five years in positions of high level of decision-making, whose performance require knowledge and experience in financial and administrative matters;

III. Not have any of the impediments to be director stipulated in fractions III to VIII of article 23 of the Law on Credit Institutions, and

IV. Not be performing functions of regulation of credit institutions.

Commissioners of institutions shall have technical capacity, honorability and positive credit history pursuant to the terms mentioned in fraction II of article 10 of the Law on Credit Institutions, as well as to have wide knowledge and expertise on financial, accounting, legal or administrative matters and, to fulfill the requirement stipulated in fraction I of this article.

FORTY FOURTH. Prohibitions. The persons mentioned in article 165 of the General Law on Trade Companies cannot be commissioners, as well as those disqualified by the National Banking and Exchange Commission pursuant to the provisions in article 25 of the Law on Credit Institutions.

FORTY FIFTH. Duration. Commissioners shall be on title for an undetermined time and they shall continue holding office whilst the persons designated to replace them do not assume their position.

FORTY SIXTH. Remuneration. Commissioners shall receive the remuneration determined by the Ordinary Stockholders' Meeting and they shall attend, with voice but no right to vote, to the Stockholders Meetings, to the sessions of the board of directors and the meetings of committees the board determines.

CHAPTER VI

COMMITTEES OF THE BOARD OF DIRECTORS

FORTY SEVENTH. The Board of Directors shall be supported by the committees that are constituted in order to carry out activities on corporate practices and audit, without detriment to other committees mentioned in these bylaws.

The committee that develops the activities on corporate practices and audit shall be constituted exclusively by Independent Directors and a minimum of 3 (three) members appointed by the Board of Directors, at the proposal of the president of such corporate body.

This Committee shall perform functions of Audit and Corporate Practices (for the purposes of these corporate bylaws, the term "Committee" refers to the committee that performs the functions of audit and corporate practices).

FORTY EIGHTH. The committee (s) stipulated in this chapter shall be organized and function pursuant to the following:

I.	They shall be constituted by a minimum of 3 8three) and a maximum of 9 (nine) independent directors as determined by the Board of Directors.

II.	Without detriment to the provisions in this article, the committee(s) shall function according to the rules issued by the Board of Directors.

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III.	The members of the committee(s) shall appoint the person who shall be the secretary of the session. The minutes of each session of the committee(s) shall be signed by those who act as President and Secretary of every session.

IV.	The members of the committees shall be constituted invariably as a collegiate body and their faculties cannot be delegated to individuals such as officers, managers, directors, delegates or representatives or equivalent, on the understanding that this limitation shall not be applied to the execution of specific and individual acts by persons appointed by the committee(s).

V.	The committee(s) shall report their activities to the Board of Directors at least once a year and any moment when facts or events relevant for the Society occur.

VI.	The members of the committees that, in a given transaction, have an interest opposed to the interest of the Society, shall refrain from any discuss and resolution on that matter and shall declare so to the rest of the members of the committee(s).

The president of the committees shall be designated and removed from office exclusively by the General Stockholders' Meeting. The President cannot chair the Board of Directors. The President of the Committee shall be selected due to his/her expertise, his/her acknowledged capacity and professional prestige. The secretary of the Committee shall be whoever is appointed by said committee.

FORTY NINTH. The Committee shall gather as many times as necessary, and it may be called by the President of the Board of Directors, the 25% (twenty five percent) of the directors, the General Director as well as by the President or 2 (two) of the members of the same Committee. Decisions are to be taken by majority of votes of those present and the President of the Committee shall have casting vote in case of tied vote. The Committee shall require the attendance of the majority of the members in order to session. In the sessions of the committee where the President and/or the Secretary are absent, the attendants shall appoint by majority of votes, among the members of the committee, the persons who shall act as President and/or Secretary for the purposes of that session.

Notwithstanding the above, the resolutions taken out of session of the committees, by unanimity of the members, shall have the same validity as if adopted during a session of the committee, provided that they shall be confirmed in written.

The Committees shall keep a book of minutes of the sessions where the minutes of every session shall be recorded and signed by the persons that acted as President and Secretary in each session. The way to carry out a call and the development of the sessions of the committee may be determined via rules approved by the Board of Directors, at request of the Committee.

FIFTIETH. The committee shall perform, among other activities, the following:

I.	With respect to corporate practices:

a)	Give an opinion to the Board of Directors on the matters of its competence.

b)	Request the opinion of independent experts whenever considered adequate.

c)	Call to Stockholders' Meetings and make the pertinent issues to be included in the agenda of the day.

d)	Support the Board of Directors in the preparation of the reports to the Stockholders' Meetings.

e)	Those stipulated by the applicable laws and these corporate bylaws.

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II.	With respect to audits:

a)	Give an opinion to the Board of Directors on the matters within their area of competence.

b)	Assess the performance of the firm that provides the services of external audit as well as to analyze the certification, opinions, reports or information prepared and signed by the auditor whenever considered adequate, in addition to the annual meeting with the auditor.

c)	Discuss the financial statements of the society with the responsible for their preparation and revision and, based in them, to recommend or not the approval by the Board of Directors.

d)	Inform the Board of Directors on the condition of the system of internal control and internal audit of the Society and the companies controlled by it, including the anomalies detected.

e)	Prepare the opinion on the reports that are to be presented to the Stockholders' Meeting on the following matters:

1.	Accounting policies and criteria used by the Society are adequate and sufficient taking into consideration the specific circumstances of it.

2.	The application of such policies and criteria in the information presented by the General Director.

f)	If as consequence of numbers 1 and 2 above, the information presented by the General Director reasonably reflects the financial condition and the results of the Society.

g)	Supervise that transactions with related parties are carried out pursuant to the applicable rules and policies.

h)	Request an opinion from independent experts whenever considered adequate.

i)	Request to the relevant officers and other employees of the Society or the companies controlled by it, the reports on the preparation of the financial information and any other type considered necessary for the performance of their functions.

j)	Investigate potential defaults that may come to their knowledge, transactions, guidelines and policies of operation, systems of internal control and internal audit and accounting registration of the society or the companies controlled by it, and for this purpose, a revision of the documents, files and other documents shall be carried out at the level and scope necessary for performing such investigation.

k)	Receive comments prepared by stockholders, directors, relevant officers, employees and in general from any third party with respect to the matters mentioned in the paragraph above, as well as to perform the actions considered adequate regarding such comments.

l)	Request regular meetings with the relevant officers as well as the delivery of any type of information related to the internal control and internal audit of the Society or the companies controlled by it.

m)	Inform the Board of Directors the relevant anomalies detected derived from the exercise of their functions and, if applicable, the solutions adopted or to propose the actions to be applied.

n)	Call to stockholders' meetings and request the inclusion of the matters considered relevant in the agenda of the day.

o)	Supervise that the General Director complies with the agreements of the stockholders' meetings and of the board of Directors of the Society, pursuant to the instructions issued by the meeting or the board.

p)	Supervise that the implementation of mechanisms and internal controls that allow the verification of the acts and transactions of the Society and of the companies controlled by it, fulfills the applicable regulations as well as the implementation of methodologies that allow the revision of such compliance.

q)	All other designated by the applicable laws and these corporate bylaws.

BANK BYLAWS (AS ISSUER)

FIFTY FIRST. The President of the Committee shall prepare an annual report on the functions and activities that correspond to said body and to present it to the Board of Directors. Said report shall include the same aspects at least:

I.	With respect to corporate practices:

a)	The comments regarding the performance of the relevant officers.

b)	Transactions with related persons during the financial year that is being presented, including the characteristics of the relevant transactions.

c)	The packages of comprehensive remunerations of the relevant officers.

d)	Exemptions granted by the Board of Directors.

II.	With respect to audit:

a)	the condition of the system of internal control and internal audit of the society and the companies controlled by it and, when applicable, the description of their deficiencies and deviations as well as the aspects to be improved, taking into account the opinions, reports, communicates and report of external audit as well as the reports issued by independent experts that provided services during the period covered in the report.

b)	the reference and follow-up to the preventive and corrective measures implemented as result of the investigations related to the failure to comply with the guidelines and policies of operation and accounting registry, of the same society or the companies controlled by it.

c)	the assessment of the performance of the firm that provides the services of external audit, as well as of the external auditor in charge of it.

d)	The description and assessment of the additional or complementary services that, when applicable, are provided by the firm that carries out the external audit, as well as those provided by independent experts.

e)	The main results of the revisions to the financial statements of the society and the companies controlled by it.

f)	the description and effects of modifications to the accounting policies approved during the period covered by the report.

g)	the measures adopted derived from the relevant comments, made by stockholders, directors, relevant officers, employees and in general any third party, with respect to the accountancy, internal controls and matters related to the internal or external audit, or, derived from claims performed on facts considered as anomalies in the management.

h)	Follow-up of the agreements of stockholders' meetings and the Board of Directors.

For the preparation of reports, the Committee shall listed the relevant officers and, if there is an opinion different to the one of the latter, they shall include such differences in said reports and opinions.

CHAPTER VII

GUARANTEES, FINANCIAL YEAR, FINANCIAL INFORMATION, PROFITS AND LOSSES.

FIFTY SECOND Guarantees. Each director in office and the commissioners shall guarantee their performance, if so determined by the ordinary general meeting that appoints them, with a deposit to the treasury of the society, on the amount stipulated y the meeting, of via a bond on the corresponding amount.

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The deposit shall not be returned nor the bond shall be canceled until the meeting approved the accounts that correspond to the period of their management, when applicable.

FIFTY THIRD. Financial Year. The financial year shall begin on January first and it shall end on the last day of December of each year.

FIFTY FOURTH. Financial Information. Every year, the board of directors and the commissioners shall present to the ordinary meeting the report and the opinion mentioned in articles 166, fraction IV, and 172 of the General Law on Trade Company.

Pursuant to the provisions in article 101 of the Law on Credit Institutions, the National Banking and Exchange Commission, via general regulations that aim the transparency and reliability of the financial information, shall stipulate the requirements that govern the approval of the financial statements by the management of the institution their diffusion via any means of communication including electronic or optical means or any other technology, as well as the procedure to be used for the revision of the same performed by the Commission.

Likewise, the society shall comply with the provisions in articles 101 Bis 2and 101 Bis 3 of the Law on Credit Institutions, with respect to the requirements the firm that provides the services of external audit, the external auditor that signs the report and other reports on the financial statements, shall fulfill.

FIFTY FIFTH. Profits. With respect to profits, the following rules shall be applied:

I. The necessary reserves are to be created for the payment of the profit share to employees;

II. The capital reserves are to be constituted or increased as stipulated in the Law on Credit Institutions and the administrative rules issued based in said law, and

III. When applicable according to the applicable legal and administrative regulations, the payment of dividends determined by the ordinary general stockholders' meeting shall be declared, and the rest of the profits of the year as well as the remnants of profits from previous years, shall be at the disposal of the ordinary general meeting, unless such meeting decides otherwise.

CHAPTER VIII

LIQUIDATION, DISSOLUTION, CONVENTIONAL SETTLEMENT AND JUDICIAL SETTLEMENT

FIFTY SIXTH. Liquidation. To protect the interest of savers, creditors of multiple banking institutions and general public in the settlement procedures, the multiple banking institutions and the Institute for the Protection to Bank Savings shall comply with the provisions in the Law on Credit Institutions, trying to pat to savers and all other creditors within the fastest period of time and to obtain the maximum recovery value on the assets of such institutions.

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The liquidation of multiple baking institutions shall be governed, as applicable, by the provisions in the Law for the Protection of Banking Savings and the Law on Payment Systems. If no express provisions exist on those laws, the provisions in chapters X and XI of the General Law on Trade Companies shall be applied whenever they do not contravene the laws mentioned above.

The Institute for the Protection of the Banking Savings shall be the receiver from the date the revocation of the authorization to operate as multiple banking institution enters into effect, without prejudice to the subsequent registrations in the Public Registry of Commerce are performed on a later moment.

The Institute for the Protection of Banking Savings may act as receiver via its staff or via representatives designated for that purpose, hired with charge to the patrimony of the corresponding multiple banking institution. The granting of the corresponding power of attorney may be done in favor or an individual or a company and it shall enter into effect against third parties from the day it is granted regardless of the fact that it may be registered in the Public Registry of Commerce in a subsequent date. This Institute, via the guidelines approved by its Government Body, shall establish the criteria for the determination of the fees of the proxies that, when applicable, are to be appointed and hired according to the provisions in this article.

The Institute for the Protection to Banking Savings, as receiver, in addition to the faculties mentioned in this Section, shall have the faculties mentioned in article 133 of the Law in Credit Institutions, it shall be the legal representative of the multiple banking institution and it shall have the widest faculties of ownership that can be legally granted, those expressly conferred in the Law on Credit Institutions and those derived from the nature of its function.

For the adequate compliance of its functions, the receiver may request the support of the public force, therefore, the competent authorities shall be obliged to provide help, as necessary and for all the necessary time.

FIFTY SEVENTH. Dissolution and Conventional Liquidation. The general stockholders' meeting of a multiple banking institution in liquidation may appoint the receiver only in those cases where the revocation of its authorization derives from the request mentioned in fraction II of article 28 of the Law on Credit Institutions, provided that the following is fulfilled:

I. The multiple banking institution does not have guaranteed obligations under the terms of the Law for the Protection to Banking Savings, and

II. The stockholders' meeting of the corresponding multiple banking institution has approved the financial statements where the guaranteed obligations of the society mentioned in the Law for the Protection of Banking Savings are no longer registered and they are presented to the National Banking and Exchange Commission accompanied by the opinion of an external auditor that includes the opinion of the auditor regarding specific components, items or accounts of the financial statements confirming the above.

To carry out the liquidation of multiple banking institutions under the terms of the provisions in article 221 of the Law on Credit institutions, the following shall be observed:

BANK BYLAWS (AS ISSUER)

I. The stockholders meeting shall be the one to appoint the receiver. For that purpose, the multiple banking institutions shall inform the National Banking and Exchange Commission the appointment of the receiver within the 5 (five) working days following such appointment as well as the beginning of the procedure for its registration in the Public Registry of Commerce, and

II. the title of receiver may be granted to credit institutions or individuals or corporations having experience in the liquidation of companies.

In the case of individuals, the appointment shall be to persons of technical capacity, honorability and positive credit history that fulfill the following requirements:

a) Reside in national territory pursuant to the provisions in the Federal Tax Code.

b) Be registered in the registry maintained by the federal Institute of Specialists in Bankruptcy Procedures;

c) Present a Special Credit Report under the law for the Regulation of Societies of Credit Information, delivered by societies of credit information, including the background of at least the five years previous to the date the title is to begin;

d) Not having pending trials against the corresponding multiple banking institution;

e) Not been condemned for patrimony crimes, and not being refrained from exercising commerce of an employment, title or commission in the public service or in the Mexican financial service;

f) Not being declared in bankruptcy without being rehabilitated.

g) Not worked as external auditor of the multiple banking institution or any of the companies that constitute the financial group of the institution belongs to, during the twelve months previous to the date of the appointment, and

h) Not be refrained from being visitors, conciliators or receivers and not to have any conflict of interest under the terms of the Law on Bankruptcy Proceedings.

In the cases when companies ate appointed as receivers, the individuals appointed for developing such activities related to this function shall comply with the requirements mentioned above. The multiple banking institutions shall verify that the person designated as receiver complies, previous to the beginning of the exercise of functions, with the requirements stated in this fraction.

The persons that do not comply with any of the requirements stated in sections a) to h) of this fraction shall refrain from accepting the title of receiver and they shall provide written notice on this matter;

III. For the development of his/her title, the receiver shall:

a) Collect whatever is owed to the multiple baking institutions and pay whatever it owes;

BANK BYLAWS (AS ISSUER)

b) prepare an opinion on the comprehensive condition of the multiple banking institution;

c) Present to the National Baking and Exchange Commission, for its approval, the procedures for carrying out the delivery of the goods that belong to third parties and the compliance of the non-guaranteed liabilities in favor of customers that are outstanding;

d) Prepare and adopt a scheduled working plan including the procedures and necessary measures so that the non-guaranteed liabilities of the multiple banking institution derived from its operations are settles or transferred to other credit institutions within the year following the date the appointment has been accepted.

e) Call the general stockholders' meeting, at the termination of his office, in order to provide a full report on the process of liquidation. Said report shall include the final balance sheet of the liquidation.

If the liquidation is not concluded within the twelve months following the date the receiver accepts the appointment, the receiver shall call the general stockholders' meeting in order to provide a report regarding the status of the liquidation, stating the reasons why the conclusion of the liquidation process has not been possible. Said report shall include the financial statement of the multiple banking institution and it shall be always at the disposal of the stockholders. The receiver shall call the general stockholders' meeting pursuant to the terms described above, every year the liquidation continues, in order to present the abovementioned report.

If the receiver calls a meeting and there is no quorum, a notice addressed to the stockholders shall be published in two newspapers of major circulation in the national territory, indicating that the reports are at their disposal and the place and time at which that can be reviewed.

f) File before the judicial authority the approval of the final balance sheet of the liquidation in the cases when it is not possible to obtain the approval from the stockholders on said balance sheet under the terms of the General Law on Trade Companies, if the meeting has been called but there is no quorum or, said balance sheet is objected by the meeting without reasonable motives at the opinion of the receiver.

g) when applicable, inform the competent judge on the material impossibility to carry out the liquidation of the multiple banking institution so that the judge orders the cancellation of the registration in the Public Registry of Commerce, which shall enter into effect after 180 (one hundred eighty) days from the judicial order.

The receiver shall publish in two newspapers of major circulation within the national territory, a notice addressed to the stockholders and creditors on the request made to the competent judge.

The interested parties may oppose to this cancellation within a term of sixty days following the notice, before the judicial authority.

h) Execute adequate legal actions in order to determine the economic liabilities applicable and to allocate responsibilities under the terms of law and all other applicable regulations, and

BANK BYLAWS (AS ISSUER)

i) Refrain from purchasing for himself or for another one the properties of the multiple banking institution in liquidation, without the express consent of the stockholders' meeting.

The National Banking and Exchange Commission shall supervise the receivers only with respect to the fulfillment of the procedures mentioned in section c) of fraction III of articles 222 of the Law on Credit Institutions.

For all other cases not foreseen by articles 221 to 223 of the Law on Credit Institutions , the provisions included in articles 172 to 176 and 180 to 184 shall apply to the dissolution and liquidation of multiple banking institution, insofar as such provisions are applicable.

The operations for the conclusion of the conventional liquidation shall subject to the provisions of articles 216 to 220 of the Law on Credit Institutions.

FIFTY EIGHTH. Judicial liquidation. The judicial liquidation of multiple banking institutions shall be regulated by the provisions in the Law on Credit Institutions and, as applicable, by the Law for the Protection to Banking Savings and the Law on Payments Systems.

For all those cases not foreseen by these Laws, the provisions of the Code of Commerce and the federal Code on Civil Procedures shall be applied to multiple banking institutions in judicial liquidation, in that order.

The declaration of judicial liquidation for a multiple baking institution shall proceed when the authorization for being organized and operate as such has been revoked and falls within the assumption of extinction of capital. An institution shall be considered in this condition when the assets of such institution are not sufficient to cover the liabilities, according to a revision of the financial information of the multiple banking institution on the updating of such assumption, issued based in the criteria of accounting rules stipulated by the National Banking and Exchange Commission, according to the following:

I. In the case of multiple banking institutions that fall within the event of revocation stipulated in fraction VIII of article 28 of the Law on Credit Institutions, the National Banking and Exchange Commission shall prepare the expert opinion on the updating of the assumption of extinction of capital and present it for the approval of the Board of Governance.

The expert opinion shall be prepared based in the information provided by the same institution or the information adjusted pursuant to the procedures stated in articles 50, 96 Bis 1, 99 and 102 of the Law on Credit Institutions.

Once the expert opinion is approved, it shall be forwarded to the Institute for the Protection of Banking savings along with the communication mentioned in the last paragraph of article 28 of the Law on Credit Institutions.

BANK BYLAWS (AS ISSUER)

II. In the case of multiple banking institutions where the incapacity of their assets for covering the liabilities emerges after the revocation, the expert opinion shall be prepared by a third party of recognized expertise hired by the receiver for that purpose, and be subject to the approval of the Board of Governance of the Institute for the Protection to Banking Services. The expert opinion shall consider the determination of the estimated realizable value of the assets of the multiple banking institution in liquidation pursuant to the applicable rules of accounting registry, and this shall be reflected in the initial balance sheet of the liquidation of in the subsequent financial statements.

The opinions prepared pursuant to article 226 of the Law on Credit Institutions shall be of public nature.

Notwithstanding the above, the Institute for the Protection of Banking Savings may request to the National Banking and Exchange Commission the information it considers necessary for the purposes of the declaration of judicial liquidation.

The Institute for the Protection of Banking Savings is the only one that can request the declaration of judicial liquidation of a multiple banking institution, previous approval of its Board of Governance.

CHAPTER IX

CREDITS OF THE CENTRAL BANK OF MEXICO OF LAST INSTANCE WITH GUARANTEE OF STOCKS

FIFTY NINTH. The society may request credits to the Central Bank of Mexico whenever needed and in the cases that pursuant to the terms of the Law of the Central Bank of Mexico said Central Institute acts as a last instance creditor. Under the terms of article 29 Bis. 13 of the Law on Credit Institutions, when the society receives a loan from the central Bank of Mexico as last instance creditor, the guarantees on stocks of capital stock of the society the Central bank of Mexico requires to cover the credits that, pursuant to the Law of the Central Bank of Mexico, is going to provide to the society as last instance creditor, shall be constituted as a pledge of securities, according to the following:

I. The Executive President and General Director of the society or whoever performs this functions, at the date and time indicated by the Central Bank of Mexico, shall provide a written request to the institution for the deposit of securities where said stocks are deposited, to transfer one hundred percent of them to the account designated by the Central Bank of Mexico, and by this act they shall be, by operation of law, pledged securities.

If the Executive President and General Director or whoever performs these functions fails to deliver the above-mentioned request , the corresponding institution for the deposit of securities, previous written request of the Central bank of Mexico, at the date of the requirement, shall perform the transfer of said stocks to the account indicated by the Bank of Mexico, and they shall be considered pledged securities.

II. For the constitution of this preferential guarantee and of public interest, no other additional formality shall be necessary, therefore, the provisions in articles 17, 45 G and 45 H of the Law on Credit Institutions shall not be applicable.

BANK BYLAWS (AS ISSUER)

III. the guarantee shall be formalized by the legal delivery of the stocks, which shall be considered as performed at the moment when they are registered as deposited in the account designated by the Bank of Mexico, and it shall be in effect until the obligations derived from the credit are fulfilled or other guarantees with the approval of the Bank of Mexico are provided, and this shall be an exception to the provisions in article 63 fraction 63 of the Law of the Central Bank of Mexico

IV. During the term of the pledged security, the exercise of the corporate and patrimonial rights inherent to the stocks shall correspond to the stockholders. If the society pretends to carry out any Stockholders'' meeting, it shall provide written notice to the Bank of Mexico along with a copy of the corresponding call and the agenda, with at least 5 (five) working days in advance to the date of the Meeting.

The Bank of Mexico may provide written exemptions to the period mentioned above. When the society fails to provide such notice within the period mentioned above, the agreements taken in the stockholders' meeting shall be null and only be valid if the Bank of Mexico grants its consent if it is convenient to its interest or for the benefit of the society.

The Bank of Mexico has the power to attend the stockholders' meeting with voice but no voting right. Notwithstanding the above, the society shall provide written notice to the Bank of Mexico on the resolutions adopted the working day following the date of the meeting. Likewise, the society shall send a copy of the corresponding minutes no later than the banking day following the day the minutes are formalized, and

V. In case of any violation to the credit agreement, the Bank of Mexico may exercise the corporate and patrimonial rights inherent to the stocks or designate a person who, in behalf of the Bank of Mexico, will exercise such rights in the stockholders' meetings.

The execution of the stocks granted as pledged securities shall be carried out via extrajudicial sale pursuant to the provisions in the Law on Exchange Market, except for the following:

a) The receiver of the guarantee shall be Nacional Financiera, S.N.C., when such institution cannot perform that position, it shall notify the Central Bank of Mexico no later than the next working day, so that another receiver is appointed.

b) Once the bank of Mexico notifies the violation by the society to the receiver, the next working day the receiver shall notify the society that the extrajudicial sale of the pledged securities will be carried out, giving a term of 3 (three) working days so that the institution may provide evidence of the payment of the credit, the extension of the term or the novation of the liability, and

c) Once the term stated above is passed, the receiver shall perform the sale of the stocks in guarantee.

IRREVOCABLE CONSENT: The stockholders provide their irrevocable consent to constitute as pledged securities the stocks representing the capital stock of the society they hold, whenever the society receives a credit from the Central bank of Mexico as creditor in last instance under the terms of article 29 Bis 13 of the Law on Credit Institutions when the assumptions included in it are updated.

BANK BYLAWS (AS ISSUER)

OBLIGATIONS UNDER THE CREDIT OF LAST INSTANCE In order to keep the financial stability and avoid any detriment in liquidity, the society, when receiving credits mentioned in article 29 Bis 13, during the terms of such credits, shall comply with the following measures:

I. Suspend the payment of dividends to stockholders derived from the institution as well as any mechanism or act that implies the transfer of patrimonial benefits;

Given that the society belongs to a financial group, the measure stipulated in this fraction shall apply to the parent company of the corresponding group;

II. Suspend the programs for the repurchase of stocks representing capital stock of the society and of the financial group it belongs to;

III. Refrain from agreeing increases in the amounts of the credits granted to persons considered as related parties in terms of article 73 of the Law on Credit Institutions.

IV. Suspend the payment of remunerations and extraordinary bonuses in addition to the salary of the Executive President and General Director and the officers of up to two hierarchical levels below this, as well as cease to provide new remunerations in the future for the Executive President and General Director and officers, until the society repays the credit of last instance granted by the Bank of Mexico.

V. Refrain from agreeing increments in salaries and benefits to officials, except for the agreed revisions of salaries and always respecting the acquired labor rights.

The provisions in this fraction shall apply to payments made to companies different to the society, when such companies perform payments to the functionaries of the society.

VI. All other measures that the Bank of Mexico, from time to time, agrees with the Society.

The legal acts performed in violation to the fractions above shall be null.

The measures stipulated in fractions IV, V and VI shall be included in the agreements and other documents regulating labor conditions.

DEFAULT ON THE CREDIT OF LAST INSTANCE. If the Committee on Bank Stability resolves that the society falls within any of the assumptions mentioned in article 29 Bis 6 of the Law on Credit Institutions and the society has failed to pay the credit of last instance the Bank of Mexico provided to it, under the provisions of article 29 Bis 13 of the Law on Credit Institutions, the receiver shall obtain, in behalf of the society, a credit granted by the Institute for the Protection of Banking savings for an amount equivalent to the necessary resources so that the society repays the credit granted by the Bank Of Mexico.

The credit granted by the Institute for the Protection of Banking Savings pursuant to the paragraph above, shall be subject to the provisions of articles 156 to 164 of the Law on Credit Institutions. By the granting of such credit, the Institute shall subrogate the rights of the Bank of Mexico against the society, including the guarantees.

BANK BYLAWS (AS ISSUER)

Once the rights are subrogated pursuant to the terms of the paragraph above, the guarantee in favor of the Institute for the Protection of Banking Savings shall be considered of public interest and preferential over any other obligation.

CHAPTER X

SEPARATION FROM THE FINANCIAL GROUP, MERGER, EXCISION AND INCORPORATION OF THE SOCIETY TO AN ALREADY CONSTITUTED GROUP.

SIXTIETH. The separation of the society from the Financial group it belongs to shall be authorized by the Ministry of Treasury and Public Credit, taking in consideration the opinion of the central Bank of Mexico and the National Banking and Exchange Commission, and it shall be performed pursuant to the provisions in article 16 of the law for the regulation of Financial Groups.

At the moment the authorization for the separation of the society enters into effect, the society will cease to present itself as member of the Financial Group.

When the Institute for the Protection of Banking Savings subscribes or acquires 50% or more of the capital stock of the society member of a Financial Group, the separation of the society from the Financial group shall enter into effect at the date of such subscription or acquisition, and the single agreement of responsibilities shall be considered amended accordingly.

The separation of the society shall be carried out without detriment to the responsibilities of the Parent Company mentioned in the Law for the Regulation of Financial groups, which shall survive until the losses registered in the Society are covered.

SIXTY FIRST. For the merger of two or more financial entities of the same Financial group or of a financial entity member of a Financial Group with another financial entity or with any other society, the previous authorization of the Ministry of Treasury and Public Credit shall be required, taking into consideration the opinion of the Central Bank of Mexico and the National Banking and Exchange Commission.

In order to request such authorization, the following shall be presented to the Ministry of Treasury and Public Credit:

I. The project of the minutes of the corresponding extraordinary stockholders' meetings containing the resolutions regarding the merger;

II. Project of merger agreement;

III. Project of modifications that would be performed to the corporate bylaws of the societies that are being merged and to the corresponding agreement of responsibilities;

IV. Program of merger of said societies, indicating the stages of the merger.

BANK BYLAWS (AS ISSUER)

V. the audited financial statements that present the financial condition of the societies that are to serve as the basis for the authorization of the merger by the meeting;

VI. The projected financial statements of the society surviving the merger;

VII. A list and information on the persons that directly or indirectly pretend to maintain an interest in the capital stock of the surviving company, including, pursuant to the general provisions issued by the Ministry, the following:

a) the amount of capital stock to be subscribed by each one and the origin of the resources to be used for that purpose;

b) the patrimony of the individuals or the audited financial statements of the corporations, as applicable, of the last three years, and

c) Information that allows the verification that they have a satisfactory credit and business history and honorability.

VIII. A list of the potential directors, general director and main officers of the surviving company along with the information evidencing that such persons fulfill the requirements stipulated by the Law for such positions;

IX. Strategic financial program for the organization administration and internal control of the surviving company, and

X. Other documents and related information required by the Ministry of Treasury and Public Credit for that purpose.

The surviving company shall be obliged to continue the merger procedures and will assume the obligations of the merged company from the moment the merger is agreed, provided that said act has been authorized under the terms of this article.

The authorization granted by the Ministry for the merger of a financial entity, as merged company, shall leave without effect the authorization granted to such entity for its incorporation, organization and operation as such and the issue of an express declaration by the Ministry of Treasury and Credit Public or the instance that provided said authorization shall not be required.

SIXTY SECOND. For the excision of a multiple banking institution, the previous authorization of the National Banking and Exchange Commission is required, with the approval of its Board of Governance and, after considering the opinion of the Central Bank of Mexico, the opinion of the Federal Commission on Competence shall not be necessary.

The surviving company shall provide the National Banking and Exchange Commission with the project including the resolutions of its extraordinary stockholders' meeting regarding the excision, the project of amendments to the corporate bylaws of the surviving company, the project of corporate bylaws of the company being divided, the accounting statements presenting the financial condition of the dividing company which will be the basis of the meeting for authorizing the excision, the projected financial statements of the companies resulting from the excision and all other documents required by the National Banking and Exchange Commission.

BANK BYLAWS (AS ISSUER)

The authorization of the National Banking and Exchange Commission and the agreements of the stockholders' meeting regarding the excision and the memorandum of association of the company being divided shall be registered in the Public Registry of Commerce. The Excision shall enter into effect the date these documents are registered.

Once the abovementioned registration is made, the excision resolutions adopted by the stockholders' meeting of the dividing company shall be published in the Federal Official Gazette and in two newspapers of major circulation in the place of the domicile of the dividing company.

During the ninety calendar days following the date of publications, the creditors of the dividing company may judicially oppose to the excision in order to obtain the payment of their credits, and this opposition shall not suspend the excision.

The divided company shall not be considered authorized to be incorporated and to operate as a multiple banking institutions and the surviving company shall maintain the authorization granted for these purposes.

Derived from the excision, the divided company shall receive only active and passive transactions and trusts, mandates or commissions of the dividing multiple banking institution, in the cases authorized by the National Banking and Exchange Commission, when it considers that the interest of the counterparties are not adversely affected and there is no opposition from creditors. Trusts, mandates or commissions may only be transferred when the final successor is a financial entity authorized to carry out this kind of activities.

If the excision produces the extinction of the dividing multiple banking institution, the authorization granted for the incorporation and operation as such shall terminate, without being necessary the issue of a new express declaration on this matter.

SIXTY THIRD. If the society pretends to be incorporated to an already existing financial group different to the one it belongs, the provision in the law for the Regulations of Financial Groups shall be observed.

CHAPTER XI

REGIME OF CONDITIONED OPERATION AND FINANCIAL REHABILITATION VIA SUPPORT

SIXTY FOURTH. Requirement for requesting conditioned operation. Pursuant to article 29 Bis 2 of the Law on Credit Institutions, if the society falls in the causes or revocation stipulated in fraction V of article 28 of the Law on Credit Institutions, previous approval by the stockholders' meeting carried out pursuant to article 29 Bis 1 of the Law on Credit Institutions, it may provide written request to the National Banking and Exchange Commission, within a term of 7 (seven) working days following the date the notice on the event of revocation mentioned above presented by the National Banking and Exchange Commission, so that this Commission refrains from revoking the authorization of the society for organize itself and operate as a multiple banking institution, provided that the Society proves the execution of the following actions approved by the meeting:

BANK BYLAWS (AS ISSUER)

I. Subject stocks representing at least 75% (seventy five percent) of the capital stock of the Society to an irrevocable trust constituted pursuant to the provisions in article 29 Bis 4 of the Law in Credit Institutions (the "Trust"), and

II. the presentation before the National Banking and Exchange Commission of the plan of capital restoration mentioned in section b) of fraction I of article 122 of the Law on Credit Institutions.

For the purposes of the provision in fraction I above, the stockholders' meeting, in the abovementioned session shall (i) direct the general Director of the society or the proxy designated for that purpose in said session, so that, in behalf of the stockholders, carry out the necessary actions to subject the stocks to a Trust; (ii) issue the necessary instructions for the constitution of the Trust; and (iii) give the instruction to the fiduciary for the sale of stocks under the terms of fraction VI of article 29 Bis 4 of the Law on Credit Institutions and to carry out all other acts stipulated in said article, and (iv) expressly declare that the stockholders know and agree the content and scope of article 29 Bis 4 of the Law on Credit Institutions and the obligations assumed with the execution of the Trust.

SIXTY FIFTH. Requirements of the Trust. Pursuant to the provisions in article 29 Bis 4 of the Law of Credit Institutions, the Trust mentioned above in this Bylaws shall be constituted in a credit institution different to this society, that does not belong to Grupo Financiero Santander, to which this society belongs, and, for that purpose, the agreement shall include the following:

I. That, to protect the interest of the savers, the Trust shall have as purpose, to subject to trust at least the seventy five percent of the stocks of the society, so that the society continues in operation under the regime of conditioned operation mentioned in Section Four of the Law on Credit Institutions and, in case of update of any of the assumptions included in fraction V of article 29 Bis 4, the Institute for the protection of Banking Savings shall execute the patrimonial and corporate rights inherent to the stocks subject to trust.

II. The General Director or the proxy designated for that purpose shall subject to Trust the stocks mentioned in the paragraph above, pursuant to the resolution of the stockholders' meeting mentioned in the previous article of these bylaws.

III. The reference to the instructions of the meeting mentioned in the previous article of these Bylaws to the General Director of the society of the proxy designated in such session, so that, in behalf of the stockholders, it requests to the institution for the deposit of securities where the stocks representing the capital stock of the society are deposited, the transfer of the stocks subject to Trust to an account under the name of the fiduciary designated in this article. If the general director or proxy designated for this purpose fails to perform the abovementioned transfer of stocks, the institution for the deposit of securities shall perform said transfer at the written request of the fiduciary, in execution of the instruction issued by the stockholders' meeting.

BANK BYLAWS (AS ISSUER)

IV. The appointment of stockholders as trustees in first place, to whom it may correspond the enforcement of the corporate and patrimonial rights derived from the stocks representing the capital stock subject to Trust, until the provision that follows is fulfilled;

V. The appointment of the Institute for the Protection of Banking Savings as trustee in second place, who shall instruct the fiduciary on the exercise of the corporate and patrimonial rights derived from the stocks representing the capital stock of the society subject to Trust, when any of the following assumptions is updated:

a) The Board of Governance of the National Banking and Exchange Commission do not approve the plan of capital rehabilitation presented by the Society or, the same Board of Governance determines that this Society has not fulfilled said plan.

b) Although the Society has invoked the regime of conditioned operation, the National Banking and Exchange Commission informs the fiduciary that the Society has a core capital equal to or lower than the minimum required pursuant to the provisions in article 50 of the Law on Credit Institutions, or

c) The Society falls in any of the assumptions stated in fractions IV, VI and VIII of article 28 of the Law on Credit Institutions, in which case, the National Banking and Exchange Commission shall proceed pursuant to the provisions or article 29 Bis of the Law on Credit Institutions so that the society may declare in its favor and present the elements that may prove the solution of the facts and omissions stated in the corresponding notice;

VI. The resolution of the stockholders' meeting of the society pursuant to the terms of article 29 Bis 2 of the Law in Credit Institutions including the instruction to the fiduciary for the sale of the stocks subject to Trust in the case and under the conditions mentioned in article 154 of the Law on Credit Institutions, and

VII. The trust shall be extinguished due to the following reasons:

a) The society restores and maintains during three consecutive months its capitalization index pursuant to the minimum required by the provisions in article 50 of the Law on Credit Institutions as a consequence of the fulfillment of the plan of rehabilitation of capital presented for that purpose. Under the assumption in this section, the National Banking and Exchange Commission shall inform the fiduciary so that it informs the institution for the deposit of securities that corresponds, to carry out the transfers to the accounts of the corresponding stockholders,

b) Once executed the method of resolution determined by the Board of Governance of the Institute for the Protection of Banking Savings for the society, under the terms in the Law in Credit Institutions, the stocks subject to Trust shall be cancelled or the product from the sale of the stocks or the remnant of capital, if applicable, to be delivered to the stockholders, and

c) the society restores its capitalization index according to the minimum required by the provisions in article 50 of the Law in Credit institutions as a consequence of the fulfillment of the plan of restoration of capital and, before the term in section a) of this fraction is reached, to

BANK BYLAWS (AS ISSUER)

request the revocation of the authorization to organize and operate as a multiple banking institution pursuant to the terms of fraction II of article 28 of the Law on Credit Institutions, provided that the society does not fall into one of the events mentioned in fractions IV or VI of said article 28.

VIII. The instruction to the fiduciary so that, if applicable, deliver to the stockholders the remnant of the equity pursuant to the provisions in section b) of the fraction above.

SIXTY SIXTH. Financial rehabilitation via support. If the Society invokes the regime of conditioned operation mentioned in this Chapter of these Corporate Bylaws, and one of the assumptions stated in Fraction V of article 29 bis 4 of the Law on Credit Institutions is updated and it is located within the assumption in article 148 fraction II, section a) of the same ordinance, it shall have access to financial rehabilitation via support, under the terms stated in the Section B of the First Section of Chapter II of Title Seventh of the Law on Credit Institutions.

SIXTY SEVENTH. Subscription and payment of stocks: for purposes of subscription of stocks mentioned in the previous article, the fiduciary in the trust mentioned in article 29 Bis 4 of the Law on Credit Institutions, according to the instructions of the Institute for the Protection of banking savings, and in exercise of the patrimonial and corporate rights of the stocks representing the capital stock of the society, and under the terms of article 152 of the Law on Credit Institutions, it shall call to extraordinary general stockholders' meeting in order to agree the performance of the necessary capital contributions, pursuant to the following:

I. The acts for the application of positive items of stockholder's equity of the society different to capital stock to the negative items of the same stockholders equity, including the absorption of losses.

II. Once the application mentioned in the previous fraction is performed, if negative items of stockholder's equity are produced, the capital stock shall be reduced. Once this is done, an increment to the capitals tock shall be performed on the necessary amount so that the society complies with the capitalization index required by the regulations mentioned in article 50 of the Law on Credit Institutions.

For the purposes of this fraction, the Central Bank of Mexico and the National Banking and Exchange Commission shall provide the Institute with the information that the Institution requires.

Securities issued derived from the increment in the capital stock mentioned in this fraction shall express the consent of the holders so that, in the case stated in article 154 of the Law on Credit Institution, the Institute for the Protection to Banking Savings, in behalf of them, sells their stocks under the same terms and conditions the Institute applies to the stocks it subscribes.

III. the Institute for the Protection of Banking Savings shall perform the necessary contributions to cover the increment of capital stated in the paragraph above and, in the same date the Institute subscribes and pays the stocks issued by virtue of said capital increment, the institute shall offer to trustors of the trust mentioned in the first paragraph of this article or stockholders, those stocks for their purchase pursuant to the percentages that may correspond to them, after the proportional payment of all the negative items of the stockholder's equity.

BANK BYLAWS (AS ISSUER)

Trustors and stockholders mentioned above shall have a period of 20 twenty) working days to acquire the corresponding stocks, from the date the Institute for the Protection of Banking Savings publishes in the Federal Official Gazette the resolution to increase the capital.

SIXTY EIGHTH. Sale of stocks. After the period mentioned in fraction III of article 152 of the Law in Credit Institutions, the Institute for the Protection of Banking Savings shall perform the acts that may be necessary to sell the stocks representing the capital stock of the society.

The sale shall be performed within a maximum term of one year from the date the term indicated in the paragraph above passes and pursuant to the provisions in articles 199 to 215 of the Law on Credit Institutions. The term mentioned in this paragraph may be extended by the Board of Governance of the Institute for the Protection to Banking Savings, only once and for the same period.

The fiduciary in the trust mentioned in article 29 Bis 4 of the Law on Credit Institutions, executing the instructions included in the corresponding trust agreement, and the Institute for the Protection of Banking Savings, pursuant to the consent expressed in the stock certificates mentioned in article 152 of the Law on Credit Institutions, as applicable, shall sell the stocks of trustors or stockholders of the society in behalf of them, under the same conditions the same Institute for the Protection of Banking Savings applies to the sale mentioned in article 153 of the Law on Credit Institutions.

Likewise, the Institute for the Protection of Banking Savings shall sell, in behalf of the stockholders, the stocks that were not subject to the trust mentioned in article 29 Bis 4 of the Law on Credit Institutions, under the same terms and conditions the Institute for the Protection of Banking Savings applies to the sale of its stocks.

For the purposes of the provisions in the paragraph above, for the protection of the public interest, the corresponding institute for the deposit of securities shall perform the transfer of the stocks to an account of the Institute for the Protection of Banking Savings, at the written request of said Institute.

The fiduciary and the Institute shall deliver to whoever may correspond the product of the sale of the stocks within a maximum term of 3 (three)working days, from the date of reception of the corresponding price.

Stocks sold by the Institute for the Protection of Banking Savings pursuant to the provisions in this article cannot be acquired directly or indirectly by persons who maintained the control of the society pursuant to the terms of the Law on Credit Institutions, at the date when the trust mentioned in article 29 Bis 4 of the Law on Credit Institutions was constituted or the date when the Institute for the Protection of Banking Savings directs the corresponding fiduciary in said trust to call to extraordinary General Stockholders' Meeting pursuant to article 152 of the Law on Credit Institutions.

SIXTY NINTH. Irrevocable consent: The stockholders grant their irrevocable consent so that of the society invokes the financial rehabilitation stipulated in article 151 of the Law on Credit Institutions, the sale of stocks mentioned in article 154 of the Law on Credit Institutions is carried out.

BANK BYLAWS (AS ISSUER)

CHAPTER XII

FINANCIAL REHABILITATION VIA CREDITS

SEVENTIETH. Pursuant to the provisions in article 156 of the Law on Credit Institutions, if the society falls within the assumption stated in article 148, fraction II, a) of the Law on Credit Institutions and i) it did not invoke the Regime of Conditioned Operation, or ii) failed to comply with the credit of last instance granted by the Central Bank of Mexico, the receiver of the society appointed pursuant to article 130 of the Law on Credit Institutions, in this case it shall obtain a credit facility in behalf of the society with the Institute for the Protection of Banking Savings, for an amount equivalent to the resources that are necessary to comply with the capitalization index required by the provisions in article 50 of the Law on Credit Institutions or for giving compliance to the payment obligation of the credit of last instance overdue with the Bank of Mexico. The credit granted by the Institute for the Protection of Banking Savings shall be settled within a term no longer than 15 (fifteen) working days following its granting. In any case, the assumption in fraction III of article 129 of the Law on Credit Institutions shall be in effect until the society pays the credit granted by the Institute for the Protection of Banking Savings. For granting the credit mentioned in this article, the Institute for the Protection of Banking Savings shall take into account the financial and operative condition of the society and, consequently, will determine the terms and conditions considered necessaries and adequate.

The resources of the credit shall be invested in governmental securities that shall be deposited under the custody of a development banking institutions, except when they are used for the repayment of the credit of last instance from the Central Bank of Mexico.

SEVENTY FIRST. Guarantee of the credit. Pursuant to the provisions in article 157 of the Law on Credit Institutions, the repayment of the credit mentioned un the previous article shall be guaranteed with the totality of the stocks representing the capital stock of the society, which shall be deposited to the account the Institute for the Protection of Banking Savings maintains in any of the institutions for the deposit of securities designated in the Law on Exchange Market. The corresponding transfer shall be requested and directed by the receiver.

If the receiver fails to direct such transfer, the institution for the deposit of securities shall transfer such stocks at the written request of the executive secretary of the Institute for the Protection of Banking Savings. The repayment of the credit may only be performed with the resources obtained from the increment on capital stated in articles 158 and 159 of the Law on Credit Institutions.

Until the guaranteed commitments derived from the credit granted by the Institute for the Protection of Banking Savings are fulfilled, the same Institute for the Protection of Banking Savings shall exercise the patrimonial and corporate rights inherent to the stocks representing the capital stock of the society. The guarantee granted to the Institute for the Protection of Banking Savings shall be considered of public interest and preferential with respect to any right constituted over such securities. Notwithstanding the above, the stocks representing the capital stock of the society constituted in guarantee pursuant to this article may be levied with subsequent liens provided that they are operations for the capitalization of the society and it does not affect the rights in favor of the Institute for the Protection of Banking Savings.

BANK BYLAWS (AS ISSUER)

SEVENTY SECOND. Publication of notices. Under the terms of article 158 of the Law on Credit Institutions the receiver of the Society shall publish notices at least in 2 (two) newspapers of major circulation within the domicile of the society, so that the holders of stocks representing the capital stock of the society know about the credit granted by the Institute for the Protection of Banking Savings, as well as the date of expiration and all other terms and conditions.

SEVENTY THIRD. Increment of Capital. Under the terms of article 158 of the Law on Credit Institutions, the receiver shall call an extraordinary general stockholders' meeting to which the holders of the stocks representing the capital stock of the society may attend. When applicable the Institute for the Protection of Banking Savings, exercising the patrimonial and corporate rights indicated in the last paragraph of article 157 of the Law on Credit Institutions, shall agree an increment of capital for the necessary amount so that the society is able to pay the credit granted by the Institute for the Protection of Banking Savings.

For the purposes of the paragraph above, the stockholders' meeting of the society, including its call, shall be carried out pursuant to the provisions in article 29 Bis 1 of the Law on Credit Institutions.

Stockholders willing to subscribe and pay the stocks derived from the increment of capital mentioned in this article shall communicate so to the receiver so that the Institute for the Protection of Banking Savings, exercising the patrimonial and corporate rights under the terms of the Law on Credit Institutions, adopts the corresponding resolutions during the meeting taking place for that matter.

SEVENTY FOURTH. Subscription and payment of stocks. Pursuant to the provisions in article 159 of the Law on Credit Institutions , once the meeting mentioned in the previous article of these Corporate Bylaws, the stockholders shall have a term of 4 (four) working days for subscribing and paying the stocks issued as a consequence of the increment of capital that, when applicable, had been decreed.

The subscription of the increment of capital shall be in proportion to the individual stock holding and previous absorption of the losses of the society, as it may correspond to each stockholder.

As exception to the paragraph above, the stockholders shall have the right to subscribe and pay stocks for a number greater than the one that correspond to them pursuant to said paragraph if not all of the stocks issued by virtue of the increment of capital are subscribed and paid. The assumption in this paragraph shall be subject to the provisions in the Law on Credit Institutions for the acquisition and transfer of stocks representing the capital stock of multiple banking institutions.

The increment of capital performed under hits article shall always be sufficient so that the Society is able to repay the credit granted by the Institute for the Protection of Banking Savings.

SEVENTY FIFTH. Adjudication of stocks. Under the terms of the provisions in article 161 de la Law on Credit Institutions, when the obligations derived from the credit granted by the Institute for the Protection of Banking Savings were not fulfilled by the society within the term agreed, the Institute for the Protection of Banking Savings shall adjudicate to itself the stocks representing the capital stock of the society granted as guarantee and, when applicable, shall pay to the stockholders the carrying amount of each stock, pursuant to the stockholders' equity of the latest financial statements available at the date of such adjudication.

BANK BYLAWS (AS ISSUER)

Such stocks shall pass to the property of the Institute for the Protection of Banking Savings, except for one, which shall be transferred to the Federal Government.

For determining the carrying value of each stock, the Institute for the Protection of Banking Savings shall hire, on account of the society, an independent specialist so that within a term of no more than 120 (one hundred and twenty) working days from the date of the corresponding recruitment, reviews the financial statements of the society mentioned in the first paragraph of this article. The carrying value shall be the one derived from the audit performed by the independent auditor mentioned in this paragraph. Said value shall be determined based in the financial information of the society as well as in the information requested to the National Banking and Exchange Commission for these purposes and obtained during the exercise of its functions of inspection and surveillance. The independent specialist shall fulfill the criteria of independence and impartiality determined by the Commission based in the provisions in article 101 de la Law on Credit Institutions.

The Institute for the Protection of Banking Savings shall perform the payment of stocks within a period no longer than 160 (one hundred and sixty) working days, from the date the adjudication is executed.

If the value of adjudication of the stocks is lower than the balance of the credit at the date of the adjudication, the society shall pay to the Institute for the Protection of Banking Savings the difference between such amounts in a term no longer than 2 (two) working days from the date of determination of the carrying value of stocks pursuant to the above.

To protect the interest of savers, the payment system and the public interest in general, the institution for the deposit of securities authorized under the terms of the Law on Exchange Market where the stocks are deposited, shall transfer the stocks to the accounts designated by the Institute for the Protection of Banking Savings and, to this end, the written request by the Executive Secretary shall be sufficient.

The holders of the stocks at the moment of the adjudication may object the value of adjudication. For this purpose, the stockholders shall appoint a common representative who will participate in the procedure via which , on a common agreement with the Institute for the Protection of Banking Savings, a third party shall be appointed to issue an opinion with respect to the carrying value of said stocks.

SEVENTY SEVENTH. Capital contribution. Under the terms of article 162 of the Law on Credit Institutions, once the stocks are adjudicated pursuant to the provisions in this chapter, the receiver, in compliance with the resolutions of the Board of Governance of the Institute for the Protection of Banking Services, mentioned in article 148 a), fraction II of the Law on Credit Institutions, shall call to extraordinary general stockholders' meeting so that said institute agrees the performance of the capital contributions necessary so that the society complies with the capitalization index stated in article 50 of the Law on Credit Institutions, pursuant to the following:

BANK BYLAWS (AS ISSUER)

I. The actions for the application of positive items of the stockholders' equity of the society different to capital stock to the negative items of the same stockholders' equity, including the absorption of loses, shall be carried out. and

II. Once the application mentioned above is performed, of negative items result in the stockholders' equity, the capital stock shall be decreased.

After that, an increment to said capital for the necessary amount to comply with the capitalization index required by the provisions of article 50 of the Law on Credit Institutions shall be carried out, including the capitalization of the credit granted by the Institute for the Protection of Banking Savings pursuant to article 156 of the Law on Credit Institutions, as well as the subscription and payment of the corresponding stocks by the Institute for the Protection of Banking Savings.

SEVENTY EIGHTH. Sale of Stocks. Pursuant to the terms of article 163 of the Law on Credit Institutions, once the actions mentioned in the previous article are performed, the Institute for the Protection of Banking Savings shall execute the sale of the stocks within a maximum term of one year according to the provisions in articles 199 to 215 of the Law on Credit Institutions. Said term may be extended by the Board of Governance of the Institute for the Protection of Banking Savings, only once and for the same term.

The stocks sold by the Institute for the Protection of Banking Savings under this provisions cannot be acquired by persons who maintained the control of the society according to the provisions on the Law on Credit Institutions, at the date of the granting of the credit mentioned in article 156 de la Law on Credit Institutions, as well as the date of adjudication of the stocks pursuant to article 161 of the Law on Credit Institutions.

SEVENTY NINTH. Irrevocable Consent. Stockholders grant their irrevocable consent to the application of articles 156 to 163 of the Law on Credit Institutions if the assumptions stated in such articles are updated.

EIGHTIETH. Corrective measures. Pursuant to the provisions in articles 121 and 122 of the Law on Credit Institutions, the Institution shall be obliged to implement the minimum corrective measures and the additional special corrective measures instructed by the National Banking and Exchange Commission via general provisions pursuant to the category on which the Institution is classified, taking into account the capitalization index, the core capital, the basic portion of net capital and the capital complements required under the applicable regulations issued by the National Banking and Exchange Commission under the terms of article 50 of said Law. For the purposes of classification mentioned above, the National Banking and Exchange Commission may establish different categories, depending on the capitalization index of the society, a basic portion of the net capital and complements of capital higher or lower to the ones required under the corresponding provisions.

Corrective measures shall have the purpose of prevent, or correct the problems suffered by the society derived from the operations and that may affect its financial stability or solvency.

BANK BYLAWS (AS ISSUER)

If the society needs to adopt any corrective measure, the National Banking and Exchange Commission shall notify so in written. Said notice shall define the terms and periods for the fulfillment of the corresponding corrective measures.

The corrective measures imposed by the National Banking and Exchange Commission, based in articles 121 and 122 of the Law on Credit Institutions, as well as the rules derived from them shall be considered of precautionary nature and the sanctions or procedures of revocation derived from events of default, shall be considered of public order and social interest, therefore, under the terms of article 146 of the Law on Credit Institutions, no suspensory measure shall proceed.

For the purposes of article 121 of the Law on Credit Institutions, the following shall apply:

I. When the multiple banking institutions fail to comply with the capitalization index or the basic portion of net capital established pursuant to the provisions in article 50 of the Law on Credit Institutions and the regulations derived from it, the National Banking and Exchange Commission shall order the application of the minimum corrective measures that are listed below, corresponding to the category of the institution, under the terms of the provisions in article 121 of the Law on Credit Institutions:

a) Inform the board of directors on their classification as well as the causes of it, presenting a detailed report of the comprehensive assessment on the financial condition, as stipulated by the regulations and including the main indicators reflecting the level of stability and solvency of the Institution, as well as the comments that, when applicable, the National Banking and Exchange Commission and the Central Bank of Mexico, within their areas of competence, make to them. If the Institution forms part of a financial group, it shall provide a written report on the situation to the general director and president of the board of directors of the parent company.

b) Within the term mentioned in fraction II of article 29 Bis of the Law on Credit Institutions, to present to the National Banking and Exchange Commission, for its approval, a plan for restoration of capital in order to achieve an increment in the capitalization index, and such plan may include a program for the improvement of the operative efficiency, decrement of expenses and increments in profitability, carry out of contributions to the capital stock ad limits to the transactions that the Institution may perform pursuant to their corporate purpose. The Plan for the restoration of capital shall be approved by the board of directors of the institution before being presented to the Commission.

The institution shall determine in the plan for the restoration of capital that, under this section, is to be presented, the periodic goals as well as the term for complying with the capitalization index stipulated in the applicable regulations.

The National Banking and Exchange Commission, vi a its Board of Governance, shall resolve whatever may correspond on the plan for the restoration of capital the institution presents, within a maximum term of sixty days from the date of presentation of the plan.

BANK BYLAWS (AS ISSUER)

If the provisions in this section apply to the Institution, the Institution shall comply with the plan of restoration of capital within the term stipulated by the National Banking and Exchange Commission, which can never exceed 270 (two hundred and seventy) calendar days from the day following the date of notice to the Institution on the corresponding approval. For the determination of the term for the fulfillment of the plan of restoration, the Commission shall take in consideration the category the institution is classified, its financial condition as well as the conditions prevailing in the financial markets. The National Banking and Exchange Commission, by agreement of the Board of Governance, may extend only one time this terms for a period that shall not exceed 90 (ninety) calendar days.

c) Suspend total or partially, the payment to stockholders of dividends derived from the Institution, as well as any mechanism or act that implies a transfer of patrimonial benefits. If the Institution belongs to a financial group, the measure stipulated in this section shall apply to the parent company of the group it belongs to, as well as to the financial entities that constitute said group.

The provisions above shall not apply to dividends paid by the financial entities members of the group different to the Institution, when such payment is applied for the capitalization of the Institution.

d) Suspend, total or partially, the programs for the repurchase of stocks representing capital stock of the Institution, and, if belonging to a financial group, also those of the parent company of said group.

e) Differ or cancel total or partially the payment of interests and, if applicable, differ or cancel total or partially the payment of principal or converting into stocks up to the amount necessary for covering the lack of capital, on an early and prorated basis, the subordinated debt issued, according to the nature of such debts. This corrective measure shall apply to those subordinated debts that include this in their issue certificates .

When the society issues subordinated debt they shall include in the corresponding letters of credit, the issue certificate, the prospectus as well as in any other instrument documenting the issue, the characteristics of them and the possibility to apply any of the measures contemplated in the paragraph above when the events pursuant to the rules referred to in article 121 of the Law on Credit Institutions are updated, without being a reason of default for the issuer.

f) Suspend the payment of remunerations and extraordinary bonuses additional to the salary of the general director and the officers of up to two hierarchical levels below this, as well as not to grant new benefits in the future for the general directors and officials until the multiple banking institution complies with the capitalization index stipulated by the National Banking and Exchange Commission under the terms of provisions in article 50 of the Law on Credit Institutions. This stipulation shall be included in the agreements and other documents regulating the labor conditions.

g) Not to agree increments in the amounts in effect in the credits granted to persons considered as related parties under the terms of article 3 of the Law on Credit Institutions; and

h) All other minimum corrective measures that, when applicable, are stipulated by the general regulations mentioned in article 121 of the Law on Credit Institutions.

BANK BYLAWS (AS ISSUER)

II. When a multiple banking institution complies with the capitalization index and the basic portion of the net capital required pursuant to article 50 of the Law on Credit Institutions and the provisions derived from it, it shall be classified within the corresponding category. The National Banking and Exchange Commission shall order the application of the minimum corrective measures as follows:

a) Inform the board of directors its classification, as well as the causes for it, for which they shall present a detailed report on the comprehensive assessment on the financial condition, indicating the compliance with the applicable laws and includes the main indicators reflecting the level of stability and solvency of the Institution, as well as the comments made by the National Banking and Exchange Commission and the Central bank of Mexico, within the area of their corresponding competence;

b) If the Institution is a member of a financial group, it shall inform in written its condition to the general director and president of the board of directors of the parent company;

c) Not to perform transactions that may lower the capitalization index under the level required by the applicable provisions, and

d) Other minimum corrective measures established as general rules in article 121 of the aw on Credit Institutions.

III. Regardless of the minimum corrective measures applied pursuant to the fractions I and II in this article, the National Banking and Exchange Commission may order the multiple banking institutions to apply the additional special corrective measures as follows:

a) Define specific actions for not affecting the capitalization index;

b) Hire the services of external auditors or other specialized third parties for the development of special audits on specific matters;

c) Not to agree increments in salaries and benefits to officers and general employees, except for the salary revisions agreed and always respecting the labor rights acquired. The provisions in this section shall be applicable also to payments performed to companies different to the institution, when such companies perform the payments to the employees or officers of the institution.

d) Substitute officers, directors, commissioners or external auditors, being the same Institution the one that appoints the persons to hold such positions. This is without detriment to the faculties of the National Banking and Exchange Commission included in article 25 of the Law on Credit Institutions for the determination of the dismissal or suspension of the members of the board of directors, general directors, commissioners, directors and managers, fiduciary delegates and other officials that, with their signature, may bind the Institution, or

e) All others determined by the National Banking and Exchange Commission, based in the result of their functions of inspection and surveillance, as well as sound baking and financial practices.

BANK BYLAWS (AS ISSUER)

In addition to the measures mentioned above, the Institution may carry out the specific actions the National Banking and Exchange Commission defines so that the capitalization index is not deteriorated.

Likewise, for the application of the measures in this fraction, the National Banking and Exchange Commission may consider, among other elements, the category where the Institution is classified, its comprehensive financial situation, the compliance with regulations, the trend of the capitalization index of the Institution and the main indicators reflecting the level of stability and solvency, the quality of the accounting and financial information and the compliance with the delivery of such information.

IV. When multiple banking institutions fail to comply with the complements of capital established under the provisions in article 50 of the Law on Credit Institutions and the provisions derived from it, the National Banking and Exchange Commission shall order the application of the minimum corrective measures that follows:

a) Suspend, total or partially, the payment to stockholders of dividends derived from the institution as well as any mechanism or act that implies a transfer of patrimonial benefits. If the applicable institution belongs to a financial group, the measure stipulated herein shall apply also to the parent company of the group, as well as to the financial entities or societies that constitute said group, and

b) All other minimum corrective measures stipulated in the general regulations mentioned in article 121 of the Law on Credit Institutions.

V. When the multiple banking institutions maintain a capitalization index and a basic portion of net capital higher than the required under the applicable regulations and they comply with the complements of capital mentioned in article 50 of the Law on Credit Institutions and regulations derived from it, additional minimum corrective measures nor special corrective measures shall not be applied.

CHAPTER XIII

DEFAULT REGULATIONS AND SOLUTION OF CONFLICTS

EIGHTY FIRST. Default regulations, for everything not included in these corporate bylaws, the provisions included in the Law on Credit Institutions, in the Law if the Central Bank of Mexico, the trade laws, the banking and trade practices and customs and the rules of the federal Civil Code, the Federal Law of Administrative Procedure regarding the procurement of the resources mentioned in the Law on Credit Institutions, and the Federal Tax Code regarding updating fines.

EIGHTY SECOND. Competent courts. Any conflict regarding the interpretation, the fulfillment or default on these statutes, shall be subject to the competent authorities of Mexico City, therefore, the society and the current and future stockholders waive the jurisdiction in any other domicile that may correspond to them due to their current or future domicile".

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